SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	December	2008
Commission File Number	000-51034

ACE Aviation Holdings Inc.
(Translation of registrant’s name into English)

5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

Document Index

Documents

1.	Offer to Purchase and Circular related to the Preferred Shares of ACE.

 Document 1

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

4422716 CANADA INC.
A WHOLLY-OWNED SUBSIDIARY OF

ACE AVIATION HOLDINGS INC.

OFFER TO PURCHASE
any and all of the issued and outstanding Preferred Shares
at a purchase price of $20.00 per Preferred Share

4422716 Canada Inc. (the "Corporation" or "Subco"), a wholly-owned subsidiary of ACE Aviation Holdings Inc. ("ACE"), hereby offers to purchase from holders (the "Holders") of convertible preferred shares (the "Preferred Shares") of ACE their Preferred Shares at a purchase price of $20.00 per Preferred Share (the "Purchase Price") payable in accordance with the steps described in the Offer and upon the terms and subject to the conditions set forth herein.

The Offer and all deposits of Preferred Shares are subject to the terms and conditions set forth in this offer to purchase (the "Offer to Purchase"), its accompanying issuer bid circular (the "Circular") and the related letter of transmittal (the "Letter of Transmittal") and notice of guaranteed delivery (the "Notice of Guaranteed Delivery") (which together constitute and are hereinafter referred to as the "Offer").

Each Holder who has properly deposited Preferred Shares and who has not withdrawn such Preferred Shares will receive the Purchase Price, payable in cash (subject to applicable withholding taxes, if any), for all Preferred Shares purchased, in accordance with the steps described in the Offer and on the terms and subject to the conditions of the Offer.

The Offer is not being made to any Holders resident in the United States ("U.S. Holders").  Deposits of Preferred Shares by, or on behalf of, U.S. Holders will not be accepted and the Purchase Price will not be paid to, or for the account or benefit of, any U.S. Holder.

This Offer expires at 5:00 p.m. (Montreal time) on January 19, 2009, unless extended, varied or withdrawn by the Corporation (the "Expiration Date"). The Offer is not conditional upon any minimum number of Preferred Shares being deposited. The Offer is, however, subject to certain other conditions described in the Offer to Purchase. The Corporation reserves the right to withdraw the Offer and not take up and pay for any Preferred Shares deposited under the Offer unless certain conditions are satisfied. See "Offer to Purchase — Conditions of the Offer".

December 12, 2008	(continued on inside cover)

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, and deposits will not be accepted from or on behalf of, Holders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of any such jurisdiction. However, the Corporation may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Holders in any such jurisdiction.

The Class A variable voting shares ("Variable Voting Shares"), Class B voting shares ("Voting Shares") and the 4.25% convertible senior notes due 2035 (the "Notes") of ACE are listed on the Toronto Stock Exchange (the "TSX"), under the symbols "ACE.A", "ACE.B" and "ACE.NT.A", respectively. The Preferred Shares are not listed for trading on an exchange. The Preferred Shares are convertible at the option of the Holders into Voting Shares (if the Preferred Shares are owned and controlled by a Canadian) or into Variable Voting Shares (if the Preferred Shares are not owned and controlled by a Canadian). As of December 10, 2008, the 12,500,000 issued and outstanding Preferred Shares were convertible at the option of their holders into an aggregate of 11,829,669 Variable Voting Shares and Voting Shares. The conversion rate of the Preferred Shares is subject to adjustment in certain circumstances. See "Issuer Bid Circular — Corporate Structure and Share Capital — Convertible Preferred Shares" for a description of the terms of the Preferred Shares.

The intention to make the Offer was announced on December 10, 2008. The closing prices of the Variable Voting shares and Voting Shares on the TSX on December 10, 2008, the last full trading day immediately preceding the announcement of the Offer, were $3.30 per Variable Voting Share and $3.34 per Voting Share.

ACE announced on December 10, 2008 that it intends to seek court and shareholder approvals for a plan of arrangement pursuant to which a court appointed liquidator will proceed with the distribution of ACE's net assets, including its shares in Air Canada, in an orderly fashion, after providing for outstanding liabilities and costs of the transaction, and thereafter to voluntarily dissolve. See "Issuer Bid Circular - Concurrent Transactions".

Holders should carefully consider the income tax consequences of accepting the Offer and depositing Preferred Shares in the Offer. See "Issuer Bid Circular — Income Tax Considerations".

Holders who wish to deposit any or all of their Preferred Shares to the Offer must complete and execute the accompanying Letter of Transmittal in accordance with the instructions set forth therein and deposit the completed Letter of Transmittal, together with the certificates representing the Preferred Shares being deposited and all other documents required by the Letter of Transmittal, at the specified office of CIBC Mellon Trust Company ("Depositary") at or prior to the Expiration Date. Holders whose Preferred Shares are registered in the name of a nominee may request their broker, investment dealer, bank, trust company or other nominee to take the necessary steps to deposit such Preferred Shares under the Offer. Holders who wish to deposit Preferred Shares under the Offer and whose certificates are not immediately available may do so by following the procedure for guaranteed delivery set forth in the Offer to Purchase under "Procedure for Depositing Preferred Shares".

Neither ACE nor its board of directors (the "Board of Directors") nor the Corporation and its board of directors, in making the decision to present the Offer to Holders, makes any recommendation to any Holder as to whether to deposit Preferred Shares or refrain from depositing Preferred Shares. Holders are urged to consult their own investment and tax advisors and make their own decision whether to deposit Preferred Shares to the Offer and, if so, how many Preferred Shares to deposit. See "Issuer Bid Circular – Valuation".

All dollar references in the Offer to Purchase and the Circular are in Canadian dollars ($), except where otherwise indicated.

TABLE OF CONTENTS

Page	Page

SUMMARY TERM SHEET	1	PREVIOUS PURCHASES AND SALES	36
UNITED STATES HOLDERS	6	PREVIOUS DISTRIBUTIONS	36
SPECIAL NOTE REGARDING FORWARD-		OWNERSHIP OF ACE'S SECURITIES;
LOOKING STATEMENTS	6	ARRANGEMENTS CONCERNING
IMPORTANT NOTICE RELATING TO		PREFERRED SHARES	39
ACQUISITIONS AND DISPOSITIONS OF		CONTRACTS, ARRANGEMENTS OR
PREFERRED SHARES	6	UNDERTAKINGS WITH HOLDERS	45
OFFER TO PURCHASE	8	ACCEPTANCE OF OFFER	45
THE OFFER	8	COMMITMENTS TO ACQUIRE PREFERRED
PROCEDURE FOR DEPOSITING PREFERRED		SHARES	45
SHARES	10	BENEFITS FROM THE OFFER	45
WITHDRAWAL RIGHTS	12	PRIOR SECURITIES TRANSACTIONS	45
CONDITIONS OF THE OFFER	13	MATERIAL CHANGES IN THE AFFAIRS OF
ACCEPTANCE FOR PAYMENT AND		ACE	45
PAYMENT FOR PREFERRED SHARES	16	GOING PRIVATE TRANSACTION OR
EXTENSION AND VARIATION OF THE		BUSINESS COMBINATION	46
OFFER	17	INCOME TAX CONSIDERATIONS	46
ENCUMBRANCES AND DIVIDENDS	18	LEGAL MATTERS AND REGULATORY
NOTICE	18	APPROVALS	50
OTHER TERMS OF THE OFFER	19	SOURCE OF FUNDS	50
ISSUER BID CIRCULAR	21	DEPOSITARY	50
THE CORPORATION	21	FEES AND EXPENSES	50
ACE AVIATION HOLDINGS INC.	21	STATUTORY RIGHTS	51
CONCURRENT TRANSACTIONS	29	APPENDIX 1 - VALUATION REPORT	52
BACKGROUND AND PURPOSE AND		APPROVAL AND CERTIFICATE OF 4422716
EFFECT OF THE OFFER	30	CANADA INC.	A-1
VALUATION	32	APPROVAL AND CERTIFICATE OF ACE
WITHDRAWAL RIGHTS	33	AVIATION HOLDINGS INC.	A-2
FINANCIAL STATEMENTS	34	CONSENT OF STIKEMAN ELLIOTT LLP	C-1
PRICE RANGE OF VARIABLE VOTING AND		CONSENT OF VALUATOR	C-1
VOTING SHARES	34
DIVIDEND POLICY	36

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights material information relating to the Offer, but you should understand that it does not describe all of the details of the Offer to the same extent described elsewhere herein. We urge you to read the entire Offer to Purchase, Circular and Letter of Transmittal because they contain important information. We have included references to the sections of the Offer where you will find a more complete discussion.

Who is offering to purchase my Preferred Shares?	4422716 Canada Inc., a wholly-owned subsidiary of ACE Aviation Holdings Inc., which we refer to as "we," "us", the "Corporation" or "Subco". We refer to ACE Aviation Holdings Inc. as "ACE".

What securities are included in this Offer?	We are offering to purchase all of the issued and outstanding Preferred Shares. We are not offering to purchase the Variable Voting Shares or the Voting Shares.

What will the purchase price of the Preferred Shares be?
The Purchase Price for the Preferred Shares will be $20.00 per Preferred Share.
The Purchase Price will be payable in accordance with the transaction steps described under "Offer to Purchase — The Offer". If your Preferred Shares are purchased under the Offer, you will be paid the Purchase Price (subject to applicable withholding taxes, if any), without interest, promptly following the expiration of the Offer. See "Issuer Bid Circular — Fees and Expenses". Under no circumstances will we pay you interest on the Purchase Price, even if there is a delay in making payment. See "Offer to Purchase — The Offer".

On December 10, 2008, Ernst & Young LLP (the "Valuator") delivered its valuation report to the Board of Directors. The valuation report has been prepared in compliance with the provisions of applicable Canadian securities laws. A copy of the valuation report is attached to this Circular as Appendix 1. Holders should carefully review and consider the valuation report in its entirety. The valuation report is subject to the assumptions, limitations and qualifications set out therein.

The valuation report, dated December 10, 2008 and effective as at December 9, 2008, contains the Valuator's opinion that, based on the scope of their review and subject to the assumptions, restrictions and limitations provided therein, the fair market value of the Preferred Shares ranges from approximately $19.75 to $20.75 per Preferred Share, or a mid-point of $20.25. See "Issuer Bid Circular — Valuation" and the complete copy of the valuation report attached to the Circular as Appendix 1.

The Corporation reserves the right, exercisable at its sole discretion,

to withhold from the Purchase Price payable to a Holder who is a "non-resident" of Canada for the purposes of the Income Tax Act (Canada) (the "Tax Act") an amount sufficient to ensure that the Corporation will have no liability under subsection 116(5) of the Tax Act and section 1101 of the Taxation Act (Quebec), unless proper certificates under section 116(2) of the Tax Act and section 1098 of the Taxation Act (Québec) are provided to the Corporation prior to the Expiration Date.  For purposes of the foregoing, the Corporation's determination that a Holder is a non-resident for purposes of the Tax Act shall be conclusive.

How many Preferred Shares will ACE purchase?	We are offering to purchase all of the issued and outstanding Preferred Shares.

Why is ACE making this Offer?
The Board of Directors believes that the purchase of Preferred Shares pursuant to the Offer is in the best interests of the Corporation. See "Issuer Bid Circular – Background and Purpose and Effect of the Offer".

How will ACE pay for the Preferred Shares?	We expect to fund the purchase of Preferred Shares under the Offer and the payment of related fees and expenses with cash on hand. See "Issuer Bid Circular – Source of Funds".

What will be the currency of payment?	We will pay the Purchase Price (less applicable withholding taxes, if any) in Canadian dollars.

How do I deposit my Preferred Shares?
Holders who wish to deposit any or all of their Preferred Shares to the Offer must complete and execute the accompanying Letter of Transmittal in accordance with the instructions set forth therein and deposit the completed Letter of Transmittal, together with the certificates representing the Preferred Shares being deposited and all other documents required by the Letter of Transmittal, at the specified office of the Depositary at or prior to 5:00 p.m. (Montreal time) on January 19, 2009.

Holders whose Preferred Shares are registered in the name of a nominee may request their broker, investment dealer, bank, trust company or other nominee to take the necessary steps to deposit such Preferred Shares under the Offer. Your investment dealer, broker or other nominee may set a deadline that is earlier than this deadline, and as such you should contact your investment dealer, broker or other nominee for assistance.

Holders who wish to deposit Preferred Shares under the Offer and whose certificates are not immediately available may do so by following the procedure for guaranteed delivery set forth in the Offer to Purchase under "Procedure for Depositing Preferred

Shares".

How long do I have to deposit my Preferred Shares? Can the Offer be extended, varied or terminated?
You may deposit your Preferred Shares until the Offer expires. The Offer expires at 5:00 p.m. (Montreal time) on January 19, 2009, unless extended, varied or withdrawn by the Corporation (the "Expiration Date"). It is likely that your investment dealer, broker or other nominee holding your Preferred Shares has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. We urge you to contact your investment dealer, broker, or other nominee to find out the nominee's deadline.

We can extend or vary the Offer in our sole discretion. See "Offer to Purchase — Extension and Variation of the Offer". We can also terminate the Offer under certain circumstances. See "Offer to Purchase — Conditions of the Offer".

How will I be notified if ACE extends the Offer?
We will issue a press release by 9:00 a.m. (Montreal time) on the business day after the previously scheduled expiration date if we decide to extend the Offer. See "Offer to Purchase – Extension and Variation of the Offer".

Are there any conditions to the Offer?	Yes. The Offer is subject to a number of conditions. See "Offer to Purchase — Conditions of the Offer".

Once I have deposited Preferred Shares in the Offer, can I withdraw my deposit?
Yes. You may withdraw any Preferred Shares you have deposited (i) at any time prior to the Expiration Date, (ii) at any time if the Preferred Shares have not been taken up by the Corporation before actual receipt by the Depositary of a notice of withdrawal with respect to such Preferred Shares and (iii) if the Preferred Shares have been taken up but not paid for by the Corporation within three business days of being taken up. See "Offer to Purchase – Withdrawal Rights".

How do I withdraw Preferred Shares I previously deposited?
You must deliver, on a timely basis, a written or telegraphic notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Offer to Purchase and Circular. Your notice of withdrawal must specify your name, the number of Preferred Shares to be withdrawn and the name of the registered holder of these Preferred Shares. You should contact your investment dealer, broker or other nominee holding your Preferred Shares for assistance. See "Offer to Purchase – Withdrawal Rights".

What impact will the Offer have on the liquidity of the Preferred Shares?
The Preferred Shares are not listed for trading on a market and no published or organized market for the Preferred Shares currently exists. The purchase of Preferred Shares by us pursuant to the Offer will reduce the number of Preferred Shares outstanding, as well as the number of Holders which may affect the liquidity of the Preferred Shares. See "Issuer Bid Circular– Background and Purpose

and Effect of the Offer".

How will ACE accept and pay for the Preferred Shares I deposit?
We will take up the Preferred Shares to be purchased pursuant to the Offer promptly after the Expiration Date, but in any event not later than ten days after such time. ACE will pay the Purchase Price for such Preferred Shares within three business days after taking up the Preferred Shares. See "Offer to Purchase — Acceptance for Payment and Payment for Preferred Shares".

Has ACE or its Board of Directors adopted a position on this Offer?
In making the decision to present the Offer to Holders, neither ACE nor its Board of Directors makes any recommendation to any Holder as to whether to deposit their Preferred Shares or refrain from depositing Preferred Shares. You are urged to consult your own investment and tax advisors and make your own decision whether to deposit Preferred Shares to the Offer and, if so, how many Preferred Shares to deposit. See "Issuer Bid Circular – Valuation".

Will I have to pay brokerage commissions?
In depositing your Preferred Shares, you will not be obligated to pay brokerage fees or commissions to us or the Depositary. However, we recommend that you consult with your own investment dealer, broker or other nominee to determine whether any fees or commissions are payable to your own investment dealer, broker or other nominee in connection with your deposit of Preferred Shares pursuant to the Offer.

What are the income tax consequences if I deposit my Preferred Shares?
You should carefully consider the income tax consequences of depositing Preferred Shares pursuant to the Offer. We urge you to consult your own investment and tax advisors. See "Issuer Bid Circular — Income Tax Considerations".

What is the current Fully Accreted Value of my Preferred Shares?
On December 10, 2008, the Fully Accreted Value of a Preferred Share was $24.61.  See "Issuer Bid Circular — Preferred Shares"

In the event of any liquidation, dissolution or winding up of ACE (with each Holder of Preferred Shares being entitled to treat the occurrence of a merger, amalgamation, sale of all or substantially all of the assets of ACE or other similar transaction involving a change in control of ACE as a liquidation for these purposes), the Holders are entitled to receive, prior to and in preference to the holders of Variable Voting Shares and the Voting Shares, an amount per Preferred Share equal to the Fully Accreted Value of such Preferred Shares, determined as of the date of such event. See "Issuer Bid Circular – ACE Aviation Holdings Inc. – Authorized and Issued and Outstanding Capital".

ACE announced on December 10, 2008 that it intends to seek court and shareholder approvals for a plan of arrangement pursuant to which a court appointed liquidator will proceed with the distribution of ACE's net assets, including its shares in Air Canada, in an orderly fashion, after providing for outstanding liabilities and costs of the transaction, and thereafter to voluntarily dissolve.

Subject to court and regulatory approvals, the special meeting of shareholders of ACE is expected to be held in February 2009.  Subject to the approval of the plan of arrangement by the shareholders of ACE and the court, and the obtention of any required tax clearance certificates and any other regulatory approvals, payments and distributions under the liquidation process would occur at the discretion of the liquidator and no assurances can be given as to the amount, timing and order of payments and distributions under the liquidation process.  See "Issuer Bid Circular – Concurrent Transactions".

Can I still convert my Preferred Shares into Variable Voting Shares or Voting Shares?
Yes. However, if you deposit your Preferred Shares in the Offer, you may convert your Preferred Shares only if you first properly withdraw your Preferred Shares from the Offer before your right to withdraw has expired. The Preferred Shares are convertible at the option of the Holders into Voting Shares (if the Preferred Shares are owned and controlled by a Canadian) or into Variable Voting Shares (if the Preferred Shares are not owned and controlled by a Canadian), at a conversion ratio, as at December 10, 2008, of approximately 0.9464 Variable Voting Share or Voting Share per Preferred Share, subject to adjustment in certain events in accordance with the terms of the Preferred Shares. On December 10, 2008, the closing prices of the Variable Voting Shares and Voting Shares on the TSX was $3.30 per Variable Voting Share and $3.34 per Voting Share.

Who can I talk to if I have questions?
For further information regarding the Offer, you may contact the Depositary or you may consult your own investment dealer, broker or other nominee. The addresses and telephone numbers of the Depositary are set forth on the last page of this Offer.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE CORPORATION AS TO WHETHER HOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING PREFERRED SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION.

UNITED STATES HOLDERS

This Offer to Purchase and this Circular will not be mailed or otherwise distributed into, or within, the United States and the Offer is not being made to any U.S. Holders.  Deposits of Preferred Shares by, or on behalf of, U.S. Holders will not be accepted and the Purchase Price will not be paid to, or for the account or benefit of, any U.S. Holder.  Each Holder will be required to certify in the Letter of Transmittal that it is not a U.S. Holder and is not tendering Preferred Shares on behalf of any U.S. Holder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offer to Purchase and this Circular may contain statements that constitute forward-looking information or statements ("forward-looking statements"), that include, but are not limited to, statements respecting: ACE continuing to have sufficient financial resources and working capital to conduct its business affairs; the substantial issuer bid by ACE with respect to its Notes; ACE's intention to seek court and shareholder approvals for a plan of arrangement pursuant to which a liquidator will distribute ACE's net assets and thereafter voluntarily dissolve. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ACE cautions you not to place undue reliance upon such forward-looking statements, which speak only as of the date they are made. The words "anticipate", "believe", "estimate", and "expect" and similar expressions or the negative of such expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events or ACE's actual results or performance to differ from the projected events, results or performance contained in such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, the following: general economic and business conditions; changes in competition; interest rate fluctuations; currency exchange rate fluctuations; volatility in the market price of the securities of ACE; satisfaction of the Offer conditions; the extent to which holders of Preferred Shares determine to deposit their Preferred Shares to any offer; dependence upon and availability of qualified personnel; changes in government regulation and other factors discussed in ACE's filings with applicable securities regulators. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. The forward-looking statements contained in this Offer to Purchase and Circular represent ACE's expectations as of the date of this Circular, and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

IMPORTANT NOTICE RELATING TO ACQUISITIONS AND DISPOSITIONS
OF PREFERRED SHARES

Under applicable Canadian securities laws, except in limited circumstances, we are not permitted to acquire, or make or enter into an agreement, commitment or understanding to acquire, beneficial ownership of the Preferred Shares, otherwise than under the Offer until after the Expiration Date. In addition, during the period commencing on the Expiration Date and ending at the end of the 20th business day after the Expiration Date, whether or not any Preferred Shares are taken up under the

Offer, we must not acquire or offer to acquire beneficial ownership of any Preferred Shares except by way of a transaction that is generally available to all Holders on identical terms.

Following the date set forth above, we expressly reserve the absolute right, in our sole discretion from time to time in the future, to purchase any of the Preferred Shares, whether or not any Preferred Shares are purchased pursuant to the Offer, through privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration. We cannot assure you as to which, if any, of these alternatives, or combinations thereof, we will pursue.

OFFER TO PURCHASE

To the holders of Preferred Shares of ACE Aviation Holdings Inc.

The Offer

4422716 Canada Inc. (the "Corporation" or "Subco"), a wholly-owned subsidiary of ACE Aviation Holdings Inc. ("ACE"),  hereby offers to purchase from holders (the "Holders") of convertible preferred shares of ACE (the "Preferred Shares") their Preferred Shares for a purchase price of $20.00 (the "Purchase Price"), payable in accordance with the steps described, and on the terms and subject to the conditions set forth, in this offer to purchase (the "Offer to Purchase"), its accompanying issuer bid circular (the "Circular") and the related letter of transmittal (the "Letter of Transmittal") and notice of guaranteed delivery (the "Notice of Guaranteed Delivery") (which together constitute and are hereinafter referred to as the "Offer"). The Offer will expire at 5:00 p.m. (Montreal time) on January 19, 2009, unless withdrawn or extended by the Corporation (the "Expiration Date").

On December 10, 2008, the Fully Accreted Value of a Preferred Share was $24.61. According to the terms of the Preferred Shares, "Fully Accreted Value" means, with respect to each Preferred Share issued on September 30, 2004, as of any date, the initial purchase price of such Preferred Share of $20.00, increased at a rate of 5% per annum, compounded semi-annually from the date of issuance of such Preferred Share.

ACE announced on December 10, 2008 that it intends to seek court and shareholder approvals for a plan of arrangement pursuant to which a court appointed liquidator will proceed with the distribution of ACE's net assets, including its shares in Air Canada, in an orderly fashion, after providing for outstanding liabilities and costs of the transaction, and thereafter to voluntarily dissolve. See "Issuer Bid Circular - Concurrent Transactions".

ACE has obtained an advance income tax ruling from the Canada Revenue Agency in relation to the Offer (the "CRA Ruling").  The CRA Ruling provides that the purchase structure used under the Offer does not result in "taxable preferred shares" or "short-term preferred shares" being purchased, which could have resulted in Part VI.1 tax being payable by ACE upon the purchase or redemption (including upon a liquidation) of its Preferred Shares at a tax rate of 50% of the purchase or redemption price.  The tax ruling is binding in respect of transactions completed by May 31, 2009.  See "Issuer Bid Circular – Canadian Income Tax Considerations".

The purchase by the Corporation of the Preferred Shares pursuant to the Offer will be implemented in accordance with the following steps:

(i)	ACE will subscribe for voting common shares of the Corporation for nominal consideration;

(ii)
ACE will contribute to the Corporation, in cash,  the necessary amount to effect the redemption described below in paragraph (iv), in consideration for voting preferred shares of the Corporation, which will be redeemable and retractable for an amount equal to the cash contributed;

(iii)
depositing Holders who have, prior to the Expiration Date, properly deposited and not withdrawn their Preferred Shares will, upon take up and acceptance for payment of those Preferred Shares by the Corporation, transfer their Preferred Shares to the Corporation and will receive for each Preferred Share $0.001 (the "Nominal Cash Consideration") and common shares of the Corporation (the "Subco Common Shares") that are exchangeable at the option of the holder on a one-for-one basis for Voting Shares (if the Subco Common Shares are owned and controlled by a Canadian) or Variable Voting Shares (if the Subco Common Shares are not owned and controlled by a Canadian). The number of Subco Common Shares to be issued will be determined by dividing the aggregate Purchase Price for the Preferred Shares deposited and not withdrawn by the average of the closing prices of the Voting Shares and Variable Voting Shares on the TSX on the trading day immediately prior to the date on which the Corporation takes-up Preferred Shares under the Offer. The Subco Common Shares will have the same rights as the Voting Shares and Variable Voting Shares and will not be redeemable or retractable, and will not have any fixed, maximum, minimum or preferential dividend entitlement; and

(iv)
the Corporation and the depositing Holders will enter into redemption agreements upon the terms set out in the Letter of Transmittal, which provides for the redemption of the Subco Common Shares then held by the depositing Holders in consideration for the receipt in cash of a purchase price for all of such Subco Common Shares which shall be equal to the Purchase Price (subject to applicable withholding taxes, if any) for all Preferred Shares deposited and not withdrawn.

All the steps described above shall occur and shall be deemed to occur in the order indicated, without any further act or formality of the Holders participating in the Offer.

The Corporation reserves the right to withdraw the Offer and not take up and pay for any Preferred Shares deposited under the Offer unless certain conditions are satisfied. See "Offer to Purchase - Conditions of the Offer".

For purposes of the Offer, the Corporation will be deemed to have taken up and accepted for payment Preferred Shares properly deposited, and not withdrawn, if, as and when the Corporation gives oral (to be confirmed in writing) or written notice to the Depositary of its acceptance of such Preferred Shares for payment pursuant to the Offer. The Corporation will take up such Preferred Shares promptly after the Expiration Date, but in any event not later than ten days after such time. The Corporation will pay for such Preferred Shares within three business days after taking up the Preferred Shares. The Corporation will acquire Preferred Shares to be purchased pursuant to the Offer and title thereto under this Offer upon having taken up such Preferred Shares even if payment therefore shall have not yet been effected.

The Purchase Price will be denominated in Canadian dollars. All dollar amounts set forth herein are expressed in Canadian dollars, except where otherwise indicated.

The Offer is not conditional upon any minimum number of Preferred Shares being deposited. The Offer is, however, subject to certain other conditions described in the Offer to Purchase. The Corporation reserves the right to withdraw the Offer and not take up and pay for any Preferred Shares deposited under the Offer unless certain conditions are satisfied. See "Offer to Purchase — Conditions of the Offer".

The accompanying Circular and Letter of Transmittal contain important information and should be read carefully before making a decision with respect to the Offer.

Procedure for Depositing Preferred Shares

Manner of Acceptance

Holders who wish to deposit any or all of their Preferred Shares to the Offer must complete and execute the accompanying Letter of Transmittal in accordance with the instructions set forth therein and deposit the completed Letter of Transmittal, together with the certificates representing the Preferred Shares being deposited and all other documents required by the Letter of Transmittal, at the specified office of the Depositary at or prior to 5:00 p.m. (Montreal time) on January 19, 2009. Holders whose Preferred Shares are registered in the name of a nominee may request their broker, investment dealer, bank, trust company or other nominee to take the necessary steps to deposit such Preferred Shares under the Offer. Your investment dealer, broker or other nominee may set a deadline that is earlier than this deadline, and as such you should contact your investment dealer, broker or other nominee for assistance. Holders who wish to deposit Preferred Shares under the Offer and whose certificates are not immediately available may do so by following the procedure for guaranteed delivery set forth in the Offer to Purchase under "Procedure for Depositing Preferred Shares".

The following should be carefully reviewed by Holders wishing to deposit their Preferred Shares to the Offer.

Copies of the Letter of Transmittal may be obtained at www.sedar.com, or without charge from the Corporate Secretary of ACE at 5100 de Maisonneuve Boulevard West, Montreal, Québec, H4A 3T2. The telephone number of the Corporate Secretary's office of ACE is (514) 205-7855 and facsimile number is (514) 205-7859.

A Holder who has deposited Preferred Shares under the Offer agrees, pursuant to the terms of the Letter of Transmittal, to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable in connection with the foregoing or the Offer in order to complete the sale, assignment and transfer of the Preferred Shares deposited under the Offer.

The Corporation reserves the right to permit the Offer to be accepted in a manner other than that set forth above under "Procedure for Depositing Preferred Shares - Manner of Acceptance".

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if either (i) the Letter of Transmittal is signed by the registered holder of the Preferred Shares exactly as the name of the registered holder appears on the share certificate deposited therewith, and payment and delivery are to be made directly to such registered holder, and such registered holder has not completed either Box A—"Special Payment Instructions", or Box B—"Special Delivery Instructions", or (ii) Preferred Shares are deposited for the account of a Canadian Schedule 1 chartered bank or a participating organization of the TSX (each such entity, an "Eligible Institution"). Members of these programs are usually members of a recognized stock exchange in Canada and members of the Investment Dealers Association of Canada. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 in the Letter of Transmittal.

If a certificate representing Preferred Shares is registered in the name of a person other than the signatory to a Letter of Transmittal, or if payment is to be made, or certificates representing Preferred Shares not purchased or deposited are to be issued to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or stock power signature guaranteed by an Eligible Institution. An ownership declaration, which can be obtained from the Depositary, must also be completed and delivered to the Depositary.

Method of Delivery

The method of delivery of certificates representing Preferred Shares and all other required documents is at the option and risk of the depositing Holder. If certificates representing Preferred Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended and the mailing must be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. Delivery of a share certificate representing Preferred Shares will only be made upon actual receipt of such share certificate representing Preferred Shares by the Depositary.

Guaranteed Delivery

If a Holder wishes to deposit Preferred Shares pursuant to the Offer and cannot deliver certificates for such Preferred Shares or time will not permit all required documents to reach the Depositary by the Expiration Date, such Preferred Shares may nevertheless be deposited if all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)
a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided (or an executed facsimile thereof) by the Corporation through the Depositary is received by the Depositary, at its office in Toronto (Ontario) as set out in the Notice of Guaranteed Delivery, by the Expiration Date; and

(c)
the share certificates for all deposited Preferred Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal relating to such Preferred Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Toronto (Ontario) office of the Depositary, before 5:00 p.m. (Montreal time) on or before the third business day after the Expiration Date.

The Notice of Guaranteed Delivery may be hand delivered, couriered, mailed or transmitted by facsimile transmission to the Toronto (Ontario) office of the Depositary listed in the Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

The deposit information specified in a Notice of Guaranteed Delivery by a person completing such Notice of Guaranteed Delivery will, in all circumstances, take precedence over the deposit information that is specified in the related Letter of Transmittal that is subsequently deposited.

Notwithstanding any other provision hereof, payment for Preferred Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Preferred Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Preferred Shares with signatures that are guaranteed if so required and any other documents required by the Letter of Transmittal.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Preferred Shares, will be determined by the Corporation, in its sole discretion, which determination will be final and binding on all parties, except as otherwise finally determined in a subsequent judicial proceeding in a court of competent jurisdiction or as required by law. The Corporation reserves the absolute right to reject any or all deposits of Preferred Shares determined by it in its sole discretion not to be in proper form nor completed in accordance with the instructions set forth herein and in the Letter of Transmittal or the acceptance for payment of, or payment for, which may, in the opinion of the Corporation's counsel, be unlawful under the laws of any jurisdiction. The Corporation also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any deposit of Preferred Shares. No deposit of Preferred Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Corporation, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Corporation's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and Notice of Guaranteed Delivery) will be final and binding, except as otherwise finally determined in a subsequent judicial proceeding in a court of competent jurisdiction or as required by law.

Formation of Agreement

The proper deposit of Preferred Shares pursuant to the procedures described above will constitute a binding agreement between the depositing Holders and the Corporation, effective as of the Expiration Date, and upon the terms and subject to the conditions of the Offer.

Withdrawal Rights

Except as otherwise expressly provided herein, deposits of Preferred Shares pursuant to the Offer will be irrevocable.  Preferred Shares deposited pursuant to the Offer may be withdrawn by a Holder:

(i)	at any time prior to the Expiration Date;

(ii)	at any time if the Preferred Shares have not been taken up by the Corporation before actual receipt by the Depositary of a notice of withdrawal with respect to such Preferred Shares; and

(iii)	if the Preferred Shares have been taken up but not paid for by the Corporation within three business days of being taken up.

For a withdrawal to be effective, a notice of withdrawal in writing must be actually received by the Depositary by the dates specified above at the place of deposit of the relevant Preferred Shares. Any such notice of withdrawal (i) must be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Preferred Shares being withdrawn or be accompanied by evidence sufficient to the Depositary that the person withdrawing the deposit has succeeded to the beneficial ownership of the Preferred Shares, and (ii) must specify the name of the person who deposited the Preferred Shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Preferred Shares, and the number of Preferred Shares to be withdrawn. If the certificates for the Preferred Shares deposited pursuant to the Offer have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the depositing Holder must submit the serial numbers shown on the particular certificates evidencing the Preferred Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in this Offer to Purchase under "Procedure for Depositing Preferred Shares"), except in the case of Preferred Shares deposited by an Eligible Institution. A withdrawal of Preferred Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal shall take effect only upon actual receipt by the Depositary of a properly completed and executed notice of withdrawal in writing. A Holder who wishes to withdraw Preferred Shares under the Offer and who holds Preferred Shares through an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to withdraw such Preferred Shares under the Offer.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Corporation, in its sole discretion, which determination shall be final and binding. None of the Corporation, the Depositary or any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice.

Any Preferred Shares properly withdrawn will thereafter be deemed not deposited for purposes of the Offer. However, withdrawn Preferred Shares may be redeposited prior to the Expiration Date following the procedures described herein. See "Procedure for Depositing Preferred Shares".

If the Corporation extends the period of time during which the Offer is open, is delayed in its purchase of Preferred Shares or is unable to purchase Preferred Shares pursuant to the Offer for any reason, then, without prejudice to the Corporation's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Corporation all Preferred Shares deposited under the Offer.  In the event of such retention, such Preferred Shares may not be withdrawn except to the extent depositing Holders are entitled to withdrawal rights as described under this section.

Conditions of the Offer

Notwithstanding any other provision of the Offer, the Corporation shall not be required to accept for purchase, to purchase or to pay for any Preferred Shares deposited, and shall have the right to withdraw, terminate, cancel or amend the Offer or to postpone the payment for Preferred Shares deposited, unless all of the following conditions are satisfied or are waived by the Corporation at or prior the time the Corporation proposes to accept the Preferred Shares for take up under the Offer:

(a)
no action, suit or proceeding has been threatened, taken or is pending by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of some or all of the Preferred Shares by the Corporation or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) is seeking material damages or that otherwise, in the sole judgment of the Corporation, acting reasonably, has or may have a material adverse effect on the Preferred Shares or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of ACE, the Corporation or their affiliates taken as a whole or has impaired or may materially impair the contemplated benefits of the Offer to ACE;

(b)
there shall have been no action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, ACE or the Corporation or their affiliates by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction that, in the sole judgment of the Corporation, acting reasonably, might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or, in the sole judgment of the Corporation, acting reasonably, would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits to the Corporation of the Offer;

(c)
there shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) a natural disaster or the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada, the United States, Europe, Asia or any other region where ACE or its affiliates maintain significant business activities, (iv) any limitation by any government or governmental authority or regulatory or administrative agency or any other event that, in the sole judgment of the Corporation, acting reasonably, might affect the extension of credit by banks or other lending institutions, (v) any significant decrease in the market price of the Variable Voting Shares or Voting Shares since the close of business on December 10, 2008, (vi) any change in the general political, market, economic or financial conditions that has or may have a material adverse effect on ACE's business, operations or prospects or the trading in, or value of, the Variable Voting Shares or the Voting Shares, or (vii) any decline in any of the S&P/TSX Composite Index, the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10%, measured from the close of business on December 10, 2008;

(d)
there shall not have occurred any change or changes (or any development involving any prospective change or changes) in the business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of ACE or its affiliates that, in the sole judgment of the Corporation, acting reasonably, has, have or may have material adverse significance with respect to ACE or its affiliates taken as a whole;

(e)
no take-over bid or tender or exchange offer with respect to some or all of the securities of ACE, or any merger, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving ACE or its affiliates shall have been proposed, announced or made by any individual or entity, excluding the substantial issuer bid by ACE with respect to its Notes announced on December 10, 2008 concurrently with the announcement of the Offer;

(f)
the Corporation shall have determined, it its sole judgment, acting reasonably, that the purchase price for a Subco Common Share does not exceed the fair market value of such Subco Common Share at the time of the acquisition of such Subco Common Share by the Corporation pursuant to the Offer, determined without reference to the Offer;

(g)
the Corporation shall have concluded, it its sole judgment, acting reasonably, that the Offer or the taking up and payment for any or all of the Shares by the Corporation is illegal or not in compliance with applicable law, or that necessary exemptions under applicable securities legislation are not available to the Corporation for the Offer and, if required under any such legislation, the Corporation shall not have received the necessary exemptions from or approvals or waivers of the appropriate courts or applicable securities regulatory authorities in respect of the Offer; or

(h)
no change shall have occurred or been proposed to the Tax Act or the Income Tax Regulations, as amended, to the publicly available administrative policies or assessing practices of the Canada Revenue Agency or to the CRA Ruling, or to the Canada Transportation Act, as amended, that, in the sole judgment of the Corporation, acting reasonably, is detrimental to ACE or its affiliates taken as a whole or to a Holder, or with respect to making the Offer or taking up and paying for Preferred Shares deposited under the Offer.

The foregoing conditions are for the sole benefit of the Corporation and may be asserted by the Corporation regardless of the circumstances, except with respect to any action or inaction by the Corporation, giving rise to any such conditions, or may be waived by the Corporation, in whole or in part at any time and from time to time without prejudice to any other rights which the Corporation may have. The failure by the Corporation at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; and the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances.  The Corporation confirms that if it fails to exercise or waives a condition to the Offer, it may be required, depending upon the materiality of such failure or waiver and the number of days remaining in the Offer, to extend the Offer and circulate new disclosure to Holders.

Any waiver of a condition or the withdrawal of the Offer by the Corporation shall be deemed to be effective on the date on which notice of such waiver or withdrawal by the Corporation is delivered or otherwise communicated, in writing, to the Depositary at its principal office in Montreal, Québec. ACE, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall immediately make a public announcement of such waiver or withdrawal and provide and cause to be provided notice of such waiver or withdrawal to the applicable Canadian securities regulatory authorities. If the Offer is withdrawn, the Corporation shall not be obligated to take up, accept for purchase or pay for any Preferred Shares deposited under the Offer.

Acceptance for Payment and Payment for Preferred Shares

The Corporation will take up the Preferred Shares to be purchased pursuant to the Offer promptly after the Expiration Date, but in any event not later than ten days after such time. The Corporation will pay for such Preferred Shares within three business days after taking up the Preferred Shares. The Corporation will acquire Preferred Shares to be purchased pursuant to the Offer and title thereto upon having taken up such Preferred Shares even if payment therefore shall have not been effected.

Number of Preferred Shares

For purposes of the Offer, the Corporation will be deemed to have accepted for payment the Preferred Shares properly deposited, and not withdrawn if, as and when the Corporation gives oral (to be confirmed in writing) or written notice to the Depositary at its principal office in Montreal, Québec of its acceptance of such Preferred Shares for payment pursuant to the Offer.

Payment

The Purchase Price payable by the Corporation, and thus the amount owing to any depositing Holder, will be denominated in Canadian dollars.

Payment for Preferred Shares accepted for purchase pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Preferred Shares with the Depositary (by bank transfer or other means satisfactory to the Depositary), who will act as agent for the depositing Holders for the purposes of receiving payment from the Corporation and transmitting such payment to the depositing Holders. Receipt by the Depositary from the Corporation of payment for such Preferred Shares will be deemed to constitute receipt of payment by such depositing Holders. Under no circumstances will interest be paid by the Corporation or the Depositary to Holders depositing Preferred Shares by reason of any delay in paying for any Preferred Shares or otherwise.

The Offer provides Holders with the opportunity to sell their Preferred Shares without incurring brokerage commissions. However, Holders are cautioned to consult with their own investment dealers, brokers or other nominees to determine whether any fees or commissions are payable to their investment dealers, brokers or other nominees in connection with a deposit of Preferred Shares pursuant to the Offer. ACE will pay all fees and expenses of the Depositary in connection with the Offer.

The Purchase Price for Preferred Shares deposited and accepted for purchase pursuant to the Offer will be paid by cheque issued to the order of the person signing the relevant Letter of Transmittal or to the order of such other person or at a different address as identified by the person signing such Letter of Transmittal by properly completing Box A — "Special Payment Instructions" in such Letter of Transmittal. Unless the depositing Holders instructs the Depositary to hold the cheque for pick-up by checking Box D — "Hold For Pick-Up" in the Letter of Transmittal, the cheque will be forwarded by first-class mail, postage prepaid, to the payee at the address specified in the Letter of Transmittal. In the absence of an address being provided, cheques will be forwarded to the address of the person as shown on the share register for the Preferred Shares. Under no circumstances will cheques be forwarded to an address in the United States.

The Corporation reserves the right, exercisable at its sole discretion, to withhold from the Purchase Price payable to a Holder who is a "non-resident" of Canada for the purposes of the Tax Act an amount sufficient to ensure that the Corporation will have no liability under subsection 116(5) of the Tax Act and section 1101 of the Taxation Act (Quebec), unless proper certificates under section116(2) of the Tax Act and section 1098 of the Taxation Act (Québec) are provided to the Corporation prior to the Expiration Date. For purposes of the foregoing, the Corporation's determination that a Holder is a non-resident for purposes of the Tax Act shall be conclusive.

Extension and Variation of the Offer

Subject to applicable law, the Corporation expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified herein shall have occurred, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written notice, or oral notice (to be confirmed in writing), of extension or variation to the Depositary and by causing the Depositary to provide to all Holders, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth herein. Promptly after giving notice of an extension or variation to the Depositary, ACE will make a public announcement of the extension or variation (such announcement, in the case of an extension, to be issued no later than 9:00 a.m. (Montreal time), on the next business day after the last previously scheduled or announced expiration date) and provide or cause to be provided notice of such extension or variation to the applicable Canadian securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated, in writing, to the Depositary at its principal office in Montreal, Québec.

Where the terms of the Offer are varied (other than a variation consisting solely of a waiver of a condition of the Offer or a variation consisting solely of an increase in the consideration offered under the Offer where the Expiration Date is not extended for a period of greater than ten business days), the period during which Preferred Shares may be deposited pursuant to the Offer shall not expire before ten business days after the notice of variation has been mailed, delivered or otherwise properly communicated to Holders unless otherwise permitted by applicable legislation. During any such extension or in the event of any variation, all Preferred Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Corporation in accordance with the terms of the Offer, subject to the terms and conditions set forth in this Offer to Purchase under "Acceptance for Payment and Payment for Preferred Shares" and "Withdrawal Rights". An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by the Corporation of its rights in this Offer to Purchase.

Notwithstanding the foregoing, except as required by applicable Canadian securities legislation, the Offer may not be extended by the Corporation if all the terms and conditions of the Offer have been complied with (except those waived by the Corporation), unless the Corporation first takes up and pays for all Preferred Shares properly deposited under the Offer and not withdrawn.

The Corporation also expressly reserves the right, in its sole and absolute discretion (i) to terminate the Offer and not take up and pay for any Preferred Shares not theretofore taken up and paid for upon the occurrence of any of the conditions specified in this Offer to Purchase under "Conditions of the Offer", and/or (ii) at any time or from time to time, to amend the Offer in any respect, subject to applicable Canadian securities legislation.

Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement. Without limiting the manner in which ACE may choose to make any public announcement, except as provided by applicable law, ACE shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through its usual news wire service.

If the Corporation makes a material change in the terms of the Offer or the information concerning the Offer, the Corporation will extend the time during which the Offer is open to the extent required under applicable Canadian securities legislation.

Payment in the Event of Mail Service Interruption

Notwithstanding the provisions of the Offer, cheques in payment for Preferred Shares purchased under the Offer and certificates for any Preferred Shares to be returned will not be mailed if the Corporation determines that delivery by mail may be delayed. Persons entitled to cheques or certificates that are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Preferred Shares were delivered until the Corporation has determined that delivery by mail will no longer be delayed. ACE will provide notice, in accordance with this Offer to Purchase, of any determination not to mail under this section as soon as reasonably practicable after such determination is made. The deposit of cheques with the Depositary in these circumstances will constitute delivery to the persons entitled to them.

Encumbrances and Dividends

Preferred Shares acquired pursuant to the Offer shall be acquired by the Corporation free and clear of all hypothecs, liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions that may be paid, issued, distributed, made or transferred on or in respect of such Preferred Shares to Holders of record on or prior to the date upon which the Preferred Shares are taken up and paid for under the Offer shall be for the account of such Holders. Each Holder of record on that date will be entitled to receive that dividend or distribution, whether or not such Holder deposits Preferred Shares pursuant to the Offer.

Notice

Without limiting any other lawful means of giving notice, any notice to be given by the Corporation or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered holders of Preferred Shares at their respective addresses as shown on the share registers maintained in respect of the Preferred Shares, and will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite (i) any accidental omission to give notice to any one or more Holders, and (ii) an interruption of mail service in Canada following mailing. In the event of an interruption of mail service following mailing, the Corporation will use reasonable efforts to disseminate the notice by other means, such as publication. If post offices in Canada are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which the Corporation or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Holders if it is issued by way of a news release and if it is published once in the National Post or The Globe and Mail and in La Presse.

OTHER TERMS OF THE OFFER

(a)
No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of ACE or the Corporation other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized by ACE or the Corporation.

(b)
The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.  Each party to a contract resulting from an acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Québec.

(c)
The Corporation, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer and the validity of any withdrawals of Preferred Shares, except as otherwise finally determined in a subsequent judicial proceeding in a court of competent jurisdiction or as required by law.

(d)
The Offer is not being made to, and deposits of Preferred Shares will not be accepted from or on behalf of, Holders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Corporation may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Holders in any such jurisdiction.

Neither ACE nor its Board of Directors nor the Corporation and its board of directors, in making the decision to present the Offer to Holders, makes any recommendation to any Holder as to whether to deposit Preferred Shares or refrain from depositing Preferred Shares.  Holders are urged to consult their own investment and tax advisors and make their own decision whether to deposit Preferred Shares to the Offer and, if so, how many Preferred Shares to deposit.

The accompanying Circular, together with this Offer to Purchase, constitutes the issuer bid circular required under Canadian securities legislation applicable to ACE and the Corporation with respect to the Offer.

The accompanying Circular contains additional information relating to the Corporation and ACE and the Offer and the Corporation urges you to read it and to read the Letter of Transmittal.

DATED this 12th day of December 2008.

4422716 CANADA INC.

By:	(Signed) ROBERT A. MILTON
Chairman and Chief Executive Officer

By:	(Signed) BRIAN DUNNE
Chief Financial Officer

ACE AVIATION HOLDINGS INC.

By:	(Signed) ROBERT A. MILTON
Chairman, President and Chief Executive Officer

By:	(Signed) BRIAN DUNNE
Executive Vice President and Chief Financial Officer

ISSUER BID CIRCULAR

This Circular is being furnished in connection with the offer by the Corporation, a wholly-owned subsidiary of ACE, to purchase all of the issued and outstanding Preferred Shares. Terms defined in the Offer to Purchase and not otherwise defined herein have the same meaning in this Circular. The terms and conditions of the Offer to Purchase are incorporated into and form part of this Circular. Reference is made to the Offer to Purchase for details of its terms and conditions.

THE CORPORATION

The Corporation is a corporation incorporated under the Canada Business Corporations Act  ("CBCA") and is a wholly-owned subsidiary of ACE.

ACE Aviation Holdings Inc.

Nature of Business

ACE is a holding company with interests in Air Canada and Aero Technical Support & Services Holdings sarl. ACE's cash and cash equivalents amounted to approximately $811 million as of December 10, 2008. The Variable Voting Shares, Voting Shares and Notes of ACE are listed on the TSX under the symbols "ACE.A", "ACE.B" and "ACE.NT.A", respectively. The Preferred Shares of ACE are not listed for trading on an exchange.

The head office of ACE is located at 5100 de Maisonneuve Boulevard West, Montreal, Québec, H4A 3T2. The telephone number of the Corporate Secretary's office of ACE is (514) 205-7855 and facsimile number is (514) 205-7859. Its website is www.aceaviation.com (for greater certainty, the content of such website is not in any way incorporated by reference herein).

Air Canada

Air Canada is Canada's largest domestic and international airline and the largest provider of scheduled passenger services in the Canadian market, the Canada – U.S. transborder market and in the international market to and from Canada. The Class A variable voting shares and Class B voting shares of Air Canada are listed on the TSX under the symbols "AC.A" and "AC.B", respectively. As of December 10, 2008, ACE held a 75% ownership interest in Air Canada.

The head office of Air Canada is located at 7373 Côte Vertu Boulevard West, Saint-Laurent, Québec, H4Y 1H4.

Aero Technical Support & Services Holdings

ACE has a 27.8% interest in Aero Technical Support & Services Holdings sarl, an entity incorporated in Luxembourg which purchased the assets and conducts the business previously operated by ACTS LP. Through its subsidiaries, including Aveos Fleet Performance Inc. and Aeroman, it is a full service provider of airframe, engine, component and maintenance solutions with facilities in Montreal, Winnipeg, Vancouver and Toronto in Canada and San Salvador in El Salvador.

Corporate Structure and Share Capital

ACE was incorporated on June 29, 2004 under the CBCA and became the parent holding company of the reorganized Air Canada and its subsidiaries upon the implementation of the consolidated plan of reorganization, compromise and arrangement of Air Canada and certain of its subsidiaries under the

CBCA, the Companies' Creditors Arrangement Act ("CCAA") and the Business Corporations Act (Alberta) which was implemented on September 30, 2004 (referred to herein as the "Plan").

As part of the Plan, ACE offered rights to Air Canada's creditors with proven claims to subscribe for up to $850 million of Voting Shares and/or Variable Voting Shares. Pursuant to its standby purchase agreement with Air Canada, Deutsche Bank Securities Inc. ("Deutsche Bank") agreed to act as the exclusive standby purchaser in respect of the rights offering. Deutsche Bank and the participants in its syndicate subscribed for all the Variable Voting Shares and Voting Shares not otherwise subscribed for by the creditors at a subscription price per Share of $21.50, which represented the subscription price of $20 paid by creditors, plus a premium of $1.50. On September 30, 2004, ACE completed the issuance of Variable Voting Shares and Voting Shares under such rights offering for total gross proceeds of $865 million, including the amount of the premium paid by Deutsche Bank and the participants of its syndicate pursuant to the standby purchase agreement.

On September 30, 2004, Promontoria Holding III B.V.  ("Promontoria") invested $250 million in ACE in consideration for the issuance to it of 12,500,000 Preferred Shares initially convertible into 9.16% of the fully diluted equity of ACE upon emergence from the CCAA proceedings. For a summary of the terms of the Preferred Shares, see "Issuer Bid Circular — Corporate Structure and Share Capital — Preferred Shares".

Pursuant to the investment agreement with Promontoria dated June 23, 2004 (the "Investment Agreement"), two of the nine current members of the board of directors of ACE are designated by Promontoria. For as long as Promontoria and its affiliates continue to hold at least 50% but less than 75% of the Preferred Shares (or Variable Voting Shares or Voting Shares into which they are converted or convertible) originally purchased under the Investment Agreement, Promontoria will have the right to designate two individuals to the board of directors of ACE. If Promontoria and its affiliates hold at least 25% but less than 50% of the Preferred Shares (or Variable Voting Shares or Voting Shares into which they are converted or convertible) originally purchased under the Investment Agreement, Promontoria has the right to designate one member of the board of directors of ACE. If Promontoria and its affiliates hold at least 2.5% of the economic equity interests of ACE, Promontoria has the right, at reasonable times and upon reasonable notice, to have access to the management of ACE and to all reasonable financial and operating information of ACE, including business plans, budgets and quarterly results, in order to consult with management of ACE and express its views on the business and affairs of ACE and its subsidiaries.

The terms attached to the Preferred Shares provide the holders of Preferred Shares with pre-emptive rights on any issuance or sale by ACE of Variable Voting Shares or Voting Shares or other equity securities, rights, options, warrants or other convertible securities which represent rights to purchase Variable Voting Shares or Voting Shares. As of December 10, 2008, Promontoria held 6,550,000 Preferred Shares, representing 52.4% of all outstanding Preferred Shares.

On April 6, 2005, ACE completed a public offering of an aggregate of 11,350,000 Voting Shares and Variable Voting Shares at a price of $37 per share for gross proceeds of approximately $420 million. On April 6, 2005, ACE also completed a public offering of approximately $300 million of Notes. ACE used approximately $553 million of the aggregate net cash proceeds of the offerings to repay all of its outstanding debt under the exit credit facility with General Electric Capital Corporation ("GECC"). On April 13, 2005, following the exercise of the over-allotment option by the underwriters, ACE issued an additional 1,135,000 Variable Voting Shares at a price of $37 per share and $30 million of Notes for additional aggregate gross proceeds of approximately $72 million. ACE used the additional proceeds for general corporate purposes.

On October 16, 2007, ACE completed the sale of a 70% interest in ACTS.  On closing, ACE received net cash proceeds of $723 million, which included the settlement of a $200 million inter-company note payable from ACTS to ACE.  Within six months of closing, ACE was entitled to receive up to an additional $40 million in cash proceeds, from funds held in escrow, conditional upon the completion of certain supplier contracts within specified terms.  On January 14, 2008, ACE announced that it had received the full balance of $40 million. Following the redemption of the exchangeable share issued to a party related to Grupo TACA Holdings Limited, the establishment of an initial ACTS Long Term Incentive Plan and the exercise of a put option by an entity related to Grupo TACA, ACE holds a 27.8% equity interest in Aero Technical Support & Services Holdings sarl which purchased the assets and conducts the business previously operated by ACTS LP.

On October 22, 2007, ACE completed the sale of 22.0 million trust units of Aeroplan Income Fund at a price of $21.90 per unit, for net proceeds of approximately $463 million. Immediately following the closing of the offering, ACE's interest in Aeroplan Income Fund represented approximately 20.1% of the units issued and outstanding.

On October 22, 2007, ACE completed the sale of 35.5 million trust units of Jazz Air Income Fund at a price of $7.75 per unit, for net proceeds of approximately $263 million. Immediately following the closing of the offering, ACE's interest in Jazz Air Income Fund represented approximately 20.1% of the units issued and outstanding.

On December 3, 2007, ACE announced a substantial issuer bid to purchase for cancellation up to $1.5 billion of its Variable Voting Shares and Voting Shares for an aggregate of up to 54,151,624 Variable Voting Shares and Voting Shares. On January 10, 2008, ACE announced the final results of its offer to purchase, and confirmed that it had taken up and accepted for purchase and cancellation a total of 40,023,427 Variable Voting Shares and 9,894,166 Voting Shares at $30.00 per share for an aggregate purchase price of approximately $1.498 billion.

On January 24, 2008, ACE sold 13.0 million trust units of Jazz Air Income fund on an exempt trade basis for gross proceeds of approximately $96.85 million reducing its ownership interest in Jazz Air Income Fund to approximately 9.5%.

On April 21, 2008, ACE completed the sale of 20.4 million trust units of Aeroplan Income Fund at a price of $17.50 per unit, for net proceeds of approximately $343 million. Immediately following the closing of the offering, ACE's interest in Aeroplan Income Fund represented approximately 9.9% of all the units issued and outstanding.

On May 9, 2008, ACE announced a substantial issuer bid to purchase for cancellation up to $500 million of its Variable Voting Shares and Voting Shares for an aggregate of up to 23,809,523 Variable Voting Shares and Voting Shares. On June 18, 2008, ACE announced the final results of its offer to purchase and confirmed that it had taken up and accepted for purchase and cancellation a total of 12,537,084 Variable Voting Shares and 10,190,187 Voting Shares at $22.00 per share for an aggregate purchase price of approximately $500 million.

On May 28, 2008, ACE announced that it had sold in the market a total of 19,892,088 units of Aeroplan Income Fund for total net proceeds to ACE of approximately $349.3 million and a total of 11,726,920 units of Jazz Air Income Fund for total net proceeds to ACE of approximately $85.0 million.  Immediately following such transactions, ACE retained no further interest in Aeroplan Income Fund and Jazz Air Income Fund.

In addition, see "Previous Distributions" for a description of the distributions made by ACE to its shareholders of units of Aeroplan Income Fund and of Jazz Air Income Fund, as well as the exchanges by ACE of units of Aeroplan Limited Partnership for units of Aeroplan Income Fund and the exchanges of units of Jazz Air LP for units of Jazz Air Income Fund.

In addition, concurrently with the announcement of the Offer, ACE also announced the transactions or plans described under "Concurrent Transactions".

Authorized and Issued and Outstanding Capital

The share capital of ACE is composed of an unlimited number of Variable Voting Shares and Voting Shares and of 12,500,000 Preferred Shares. As of December 10, 2008, 25,345,812 Variable Voting Shares, 9,561,127 Voting Shares and 12,500,000 Preferred Shares were issued and outstanding. In addition, as of December 10, 2008, ACE has a principal amount of $322,746,000 of Notes issued and outstanding. As of December 10, 2008, the 12,500,000 issued and outstanding Preferred Shares were convertible at the option of their holders into an aggregate of 11,829,669 Variable Voting Shares and Voting Shares. The conversion rate of the Preferred Shares is subject to adjustment in certain circumstances, as summarized below. As of December 10, 2008, the $322,746,000 issued and outstanding principal amount of Notes were convertible at the option of their holders into an aggregate of 13,133,083 Variable Voting Shares and Voting Shares. The conversion ratio of the Notes is subject to adjustment in certain events in accordance with the indenture governing the Notes. In addition, as of December 10, 2008, there were 70,275 ACE stock options issued and outstanding, all of which were vested, exercisable for an aggregate of 70,275 Variable Voting Shares and Voting Shares.

The issued and outstanding Variable Voting Shares and Voting Shares of ACE as of December 10, 2008, along with potential Variable Voting Shares and Voting Shares, are as follows:

Outstanding Variable Voting Shares and Voting Shares	December 10, 2008
Issued and outstanding Variable Voting Shares and Voting Shares Class A Variable Voting Shares Class B Voting Shares	25,345,812 9,561,127
Total issued and outstanding Variable Voting Shares and Voting Shares	34,906,939
Potential Variable Voting Shares and Voting Shares Convertible Preferred Shares Convertible Notes Stock Options	11,829,669 13,133,083 70,275
Total potential Variable Voting Shares and Voting Shares	25,033,027
Total Variable Voting Shares and Voting Shares (fully diluted basis)	59,939,966

The Variable Voting Shares, Voting Shares and Notes of ACE are listed on the TSX, under the symbols "ACE.A", "ACE.B" and "ACE.NT.A", respectively. The Preferred Shares of ACE are not listed for trading on an exchange.

Variable Voting Shares and Voting Shares

The description of the share capital of ACE provided for in its Articles contains provisions to ensure compliance with the foreign ownership restrictions of the Canada Transportation Act. The Variable Voting Shares may only be owned or controlled by persons who are not Canadians. As a result, an issued and outstanding Variable Voting Share shall be converted into one Voting Share, automatically and without any further act of ACE or of the holder, if such Variable Voting Share becomes owned and controlled by a Canadian. The Voting Shares may only be owned and controlled by a Canadian. An issued and outstanding Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of ACE or the holder, if such Voting Share becomes owned or controlled by a person who is not a Canadian. Hence, upon a transfer of Variable Voting Shares to a Canadian, such Variable Voting Shares will automatically be converted into Voting Shares and upon a transfer of Voting Shares to a non-Canadian, such Voting Shares will automatically be converted into Variable Voting Shares.

The Variable Voting Shares are entitled to one vote per Variable Voting Share unless (i) the number of Variable Voting Shares outstanding (including the Preferred Shares, on an as converted basis), as a percentage of the total number of votes attaching to Voting Shares outstanding exceeds 25% or (ii) the total number of votes cast by or on behalf of holders of Variable Voting Shares (including the Preferred Shares, on an as converted basis) at any meeting exceeds 25% of the total number of votes that may be cast at such meeting. If either of the above noted thresholds would otherwise be surpassed at any time, the vote attached to each Variable Voting Share will decrease proportionately such that (i) the Variable Voting Shares as a class (including the Preferred Shares on an as converted basis) do not carry more than 25% of the aggregate votes attached to all issued and outstanding voting shares of ACE and (ii) the total number of votes cast by or on behalf of holders of Variable Voting Shares (including the Preferred Shares on an as converted basis) at any meeting do not exceed 25% of the votes that may be cast at such meeting. The Voting Shares are entitled to one vote per Voting Share.

Preferred Shares

Voting

The Holders are entitled to vote on an as converted basis with the Variable Voting Shares and the Voting Shares and, to the extent that they are held by persons who are not Canadians, they shall be subject to the same proportionate reduction in voting percentage applicable to Variable Voting Shares, as if, for voting purposes only, the Preferred Shares had been converted into Variable Voting Shares.

Participation

The Holders are entitled to participate on an as converted basis with the Variable Voting Shares and the Voting Shares with respect to all dividends, distributions, spin off, split-off, subscription rights or other offers or rights made available to holders of Variable Voting Shares and the Voting Shares and any other similar transactions.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of ACE (with each holder of the Preferred Shares being entitled to treat the occurrence of a merger, amalgamation, sale of all or substantially all of the assets of ACE or other similar transaction involving a change in control of ACE as a liquidation for these purposes), the Holders are entitled to receive, prior to and in preference to the holders of Variable Voting Shares and the Voting Shares, an amount per Preferred Share equal to the Fully Accreted Value of such Preferred Shares, determined as of the date of such event.

If upon the occurrence of any such event, the assets and funds to be distributed among the Holders shall be insufficient to permit the payment to such Holders of the full aforesaid preferential amounts, then such assets and funds of ACE available for distribution shall be distributed pro rata among the Holders in proportion to the number of Preferred Shares owned by each such Holder. After such payment has been made in full to the Holders, the Holders shall have no further right to participate in or receive any assets remaining available for distribution, which assets will be distributed ratably among the holders of Variable Voting Shares and Voting Shares and any other shares of ACE ranking junior to the Preferred Shares, in accordance with the rights attaching to such shares respectively.

For the purposes of the terms of the Preferred Shares, "Fully Accreted Value" means, with respect to each Preferred Share issued on September 30, 2004 as of any date, the initial purchase price of such Preferred Share, increased at a rate of 5% per annum, compounded semi annually from the date of issuance of such Preferred Shares.

ACE announced on December 10, 2008 that it intends to seek court and shareholder approvals for a plan of arrangement pursuant to which a court appointed liquidator will proceed with the distribution of ACE's net assets, including its shares in Air Canada, in an orderly fashion, after providing for outstanding liabilities and costs of the transaction, and thereafter to voluntarily dissolve. See "Issuer Bid Circular - Concurrent Transactions".

Optional Conversion

The Preferred Shares are convertible at the option of the Holders thereof at any time into Variable Voting Shares, if held by a non-Canadian, or into Voting Shares, if held by a Canadian, at a conversion rate equal to the Fully Accreted Value per Preferred Share (as of the conversion date) divided by the Conversion Price. For the purposes of the terms of the Preferred Shares, "Conversion Price" is equal to $26 or 130% of the initial per share value attributed to the Variable Voting Shares and Voting Shares on September 30, 2004 of $20. The Conversion Price of the Preferred Shares is subject to certain adjustments, including customary public company anti-dilution protection for stock splits, stock dividends, subdivisions, combinations and similar transactions.

As of December 10, 2008, the 12,500,000 issued and outstanding Preferred Shares were convertible at the option of their holders into an aggregate of 11,829,669 Variable Voting Shares and Voting Shares, representing a conversion rate of approximately 0.9464 Variable Voting Share or Voting Share for each Preferred Share.

Mandatory Redemption/Conversion

The Holders are required to convert the Preferred Shares into Variable Voting Shares (if the Preferred Shares are not owned and controlled by a Canadian) or Voting Shares (if the Preferred Shares are owned and controlled by a Canadian), within 10 days after the September 30, 2011 (the "Initial Mandatory Conversion Date") provided, however, that if the closing price of the Variable Voting Shares or the Voting Shares, as the case may be, does not exceed the Fully Accreted Value of a Preferred Share on at least 30 of the 100 trading days immediately prior to the Initial Mandatory Conversion Date then the holders thereof shall not be required to convert their Preferred Shares into Variable Voting Shares or Voting Shares, as the case may be, and on the Initial Mandatory Conversion

Date the then applicable Conversion Price shall automatically be reduced by 3.75%. In the event the Preferred Shares have not been converted on or prior to the Initial Mandatory Conversion Date, on each six month anniversary of the Initial Mandatory Conversion Date (each a "Subsequent Mandatory Conversion Date") until and including the September 30, 2014 (the "Final Maturity Date"), the Preferred Shares shall be subject to mandatory conversion within 10 days of any Subsequent Mandatory Conversion Date if, and only if, the closing price of Variable Voting Shares or Voting Shares, as the case may be, exceeds the Fully Accreted Value of a Preferred Share on at least 30 of the 100 trading days immediately prior to such Subsequent Mandatory Conversion Date and, if such threshold is not met, the then applicable Conversion Price shall automatically be reduced by an additional 3.75% on each such Subsequent Mandatory Conversion Date. If the foregoing test is not met with respect to the Subsequent Mandatory Conversion Date that is the Final Maturity Date, the holders of Preferred Shares shall have the right to require ACE to redeem each of the Preferred Shares in cash on the Final Maturity Date at a per share redemption price equal to the Fully Accreted Value (as at the Final Maturity Date).

Mandatory Conversion

If at any time the closing price of the Variable Voting Shares or Voting Shares, as the case may be, for each of 30 consecutive trading days exceeds 175% of the then applicable Conversion Price, then ACE may require the Holders to convert the Preferred Shares into Variable Voting Shares or Voting Shares.

Organic Change

With respect to any recapitalization, reorganization, reclassification, consolidation, amalgamation, arrangement, merger, sale of all or substantially all of ACE's assets to another person or other transaction which is effected in such a way that holders of Variable Voting Shares and Voting Shares are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Variable Voting Shares or Voting Shares, as the case may be (each an "Organic Change") which includes a sale of all or substantially all of ACE's assets or where ACE is not the surviving entity, the Holders shall be entitled to cause ACE to either (i) require that the surviving entity or its publicly traded parent issue to the Holders in exchange for such shares, a security of the surviving or publicly traded parent entity evidenced by a written instrument substantially similar in form and substance to the Preferred Shares, including, without limitation, having the same economic rights and preferences as the Preferred Shares and having a rank senior to all capital stock of such issuing entity or (ii) make appropriate adjustments contemporaneously to the rights attached to the Preferred Shares so as to preserve in all respects the benefits conferred on the Holders by the terms of the Preferred Shares. With respect to any reorganization, amalgamation, arrangement, merger or other similar transaction that does not constitute an Organic Change, appropriate adjustments shall contemporaneously be made to the rights (including, without limitation, the conversion right) attached to the Preferred Shares so as to preserve in all respects the benefits conferred on the holders of the Preferred Shares by the terms of the Preferred Shares.

Pre-emptive Rights

Holders have pre-emptive rights in connection with further issuances of Variable Voting Shares and Voting Shares or other equity securities, rights, options, warrants or other convertible securities which represent rights to purchase Variable Voting Shares or Voting Shares, subject to certain exceptions.

Convertible Notes

The Notes were issued under a trust indenture dated April 6, 2005 between ACE and CIBC Mellon Trust Company, as trustee, as amended by a First Supplemental Indenture dated December 14, 2007 (collectively, the "Notes Indenture").

The Notes are senior unsecured obligations of ACE and rank equally in right of payment with all other senior unsecured indebtedness of ACE and senior in right of payment to any subordinated indebtedness of ACE. The Notes are subordinated to all existing and future secured indebtedness of ACE. In addition, the Notes are effectively subordinated to all existing and future indebtedness and other liabilities and commitments of the subsidiaries of ACE.

Prior to their maturity or redemption, the Notes are convertible at the option of the holder into Voting Shares (if the Notes are owned and controlled by a Canadian) or into Variable Voting Shares (if the Notes are not owned and controlled by a Canadian) at a conversion ratio of approximately 40.6917 Variable Voting Share or Voting Share per $1,000 principal amount of Notes, subject to adjustment in certain events in accordance with the Notes Indenture. In accordance with the terms of the Notes Indenture, ACE may, in lieu of delivering Voting Shares or Variable Voting Shares upon conversion of all or a portion of the Notes, elect to pay, at ACE's sole option, cash or a combination of cash and Voting Shares or Variable Voting Shares.

Since June 6, 2008, ACE may, on not more than 60 days and not less than 30 days prior written notice, redeem the Notes either in whole or in part at a price equal to their principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.

Each holder may require ACE to purchase all or a portion of that holder's Notes on June 1, 2010, June 1, 2015, June 1, 2020, June 1, 2025, and June 1, 2030, at a purchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the date of purchase.

The Notes mature on June 1, 2035, at which time the principal amount of the Notes plus accrued and unpaid interest, will become due and payable.

Subject to the satisfaction of certain conditions and regulatory approvals, ACE may, at its option, elect to satisfy its obligation to repay the principal amount of the Notes, together with accrued and unpaid interest thereon, on redemption, purchase or repayment at maturity by, in whole or in part, the issuance of that number of Variable Voting Shares or Voting Shares determined by dividing the aggregate principal amount of the Notes by 95% of the weighted average trading price of the Variable Voting Shares and the Voting Shares on the TSX for each of the ten consecutive trading days ending on the third trading day before the redemption date, purchase date or maturity date.

In the event of a dissolution or liquidation of ACE, ACE shall mail to holders of Notes in accordance with the Notes Indenture and file with the trustee under the Notes Indenture a notice stating the proposed effective date of such liquidation or dissolution. ACE has to mail such notice at least 20 days before the proposed effective date of the liquidation.  Holders of Notes that do not exercise their right to convert their Notes into underlying Variable Voting Shares or Voting Shares will remain creditors of the Corporation and payment of the principal amount of their Notes and any accrued and unpaid interest will be a matter for the liquidation process.

On December 10, 2008, ACE announced an offer to purchase all of the issued and outstanding Notes.  See "Issuer Bid Circular - Concurrent Transactions".

Additional Information

ACE is subject to the informational reporting requirements of applicable Canadian provincial securities legislation, the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules, policies and guidelines of the TSX and in accordance therewith files or furnishes reports and other information with Canadian provincial securities regulators, the United States Securities and Exchange Commission and the TSX. As a "foreign private issuer" under the Exchange Act, ACE is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements (which are prepared in accordance with applicable Canadian provincial securities legislation), and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, ACE is not required to publish financial statements as frequently or as promptly as U.S. companies.

Holders may access documents filed with Canadian provincial securities regulators through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Concurrent Transactions

Concurrently with the announcement of the Offer, ACE also announced the following transactions or plans:

(a)
Offer to Purchase 4.25% Convertible Senior Notes - ACE announced that it has authorized a substantial issuer bid to purchase for cancellation all of its outstanding Notes at a purchase price of $900 in cash for each $1,000 principal amount of Notes, which will expire at 5:00 p.m. (Montreal time) on January 19, 2008, unless withdrawn or extended by ACE.  The offer is not conditional upon any minimum number of Notes being deposited, however, the offer is subject to certain other conditions, including regulatory approval.  Full particulars of the terms and conditions of the offer are contained in the offer to purchase and issuer bid circular and related documents filed with applicable securities regulatory authorities in Canada and the United States and mailed to holders of Notes on December 12, 2008; and

(b)
Intention to Seek Court and Shareholder Approvals to Liquidate and Distribute Assets to Shareholders - ACE announced that it intends to seek court and shareholder approvals for a plan of arrangement pursuant to which a court appointed liquidator will proceed with the distribution of ACE's nets assets, including its shares in Air Canada, in an orderly fashion, after providing for outstanding liabilities and costs of the transaction, and thereafter to voluntarily dissolve.

The transaction, if approved, will proceed by way of a court approved plan of arrangement pursuant to the CBCA.  The plan of arrangement will be subject to customary conditions for approval of a plan of arrangement, including regulatory approvals and the favorable vote of ACE's shareholders (on a basis to be determined by the court) represented at a special meeting of ACE's shareholders called to consider the transaction.  In accordance with applicable corporate and securities regulatory requirements, the terms and conditions of the plan of arrangement will be disclosed in an information circular to be mailed to shareholders of ACE.

Upon the approval of the plan of arrangement by the shareholders of ACE and the court, the liquidator would be appointed and would review and make an assessment of the assets and outstanding liabilities of ACE, including contingent and tax liabilities, if any.  The liquidator would also consider and assess all other factors relevant to the liquidation and dissolution process.  Based on such assessment, the liquidator would, in its discretion, determine the amount, timing and order of payments or distributions to be made under the liquidation process.  The liquidator would pay or otherwise provide for ACE’s creditors, including holders of Notes, and any contingent or tax liabilities, and then, to the extent of remaining net assets, the liquidator would, at its discretion, distribute any such remaining net assets to shareholders in accordance with the liquidation priorities set forth in the terms of the shares.

Subject to court and regulatory approvals, it is expected that the information circular will be mailed to shareholders of ACE in January 2009 and that the special meeting of shareholders of ACE will be held in February 2009.  Subject to the approval of the plan of arrangement by the shareholders of ACE and the court, and the obtention of any required tax clearance certificates and any other regulatory approvals, payments and distributions under the liquidation process would occur at the discretion of the liquidator and no assurances can be given as to the amount, timing and order of payments and distributions under the liquidation process.

As at December 10, 2008, ACE's principal assets consisted of its cash and cash equivalents in the aggregate amount of approximately $811 million, its 75% interest in Air Canada and its 27.8% interest in Aero Technical Support & Services Holdings sarl. As at December 10, 2008, ACE's principal obligations consisted of its outstanding Notes with an aggregate principal amount of $322.7 million and estimated wind-up and other obligations of approximately $26 million. In addition, as at December 10, 2008, the aggregate Fully Accreted Value of the Preferred Shares was $307.6 million.

Background and Purpose and Effect of the Offer

As part of its ongoing review of its strategic options, ACE has determined that pursuing the Offer would be an efficient use of ACE's financial resources for the reasons set out below.

On December 10, 2008, ACE announced that it had obtained an advance income tax ruling from the Canada Revenue Agency which provides that the purchase structure used under the Offer does not result in "taxable preferred shares" or "short-term preferred shares" being purchased, which could have resulted in Part VI.1 tax being payable by ACE upon the purchase or redemption (including upon a liquidation) of its Preferred Shares at a tax rate of 50% of the purchase or redemption price.  The tax ruling is binding in respect of transactions completed by May 31, 2009.

On December 10, 2008, ACE also announced that it intends to seek court and shareholder approvals for a plan of arrangement pursuant to which a court-appointed liquidator will proceed with the distribution of ACE's net assets, including its shares in Air Canada, in an orderly fashion, after providing for outstanding liabilities and costs of the transaction, and thereafter to voluntarily dissolve. The plan of arrangement will be subject to customary conditions for approval of a plan of arrangement, including regulatory approvals and the favorable vote of ACE's shareholders (on a basis to be determined by the court).  See "Issuer Bid Circular - Concurrent Transactions".

Subject to court and regulatory approvals, the special meeting of shareholders of ACE is expected to be held in February 2009.  Subject to the approval of the plan of arrangement by the shareholders of ACE and the court, and the obtention of any required tax clearance certificates and any other regulatory approvals, payments and distributions under the liquidation process would occur at the discretion of the liquidator and no assurances can be given as to the amount, timing and order of payments and distributions under the liquidation process.

The Offer is intended to provide a liquidity option to Holders of Preferred Shares seeking to realize on all or part of their investment in Preferred Shares in the short term rather than seeking to realize on their investment in Preferred Shares under the liquidation process. See "Issuer Bid Circular - Concurrent Transactions".

On December 10, 2008, the Board of Directors met to consider the proposed Offer and whether it would be in the best interests of ACE.  In evaluating the Offer, the Board of Directors gave careful consideration to a number of factors, including the following:

(a)
ACE believes that purchasing outstanding Preferred Shares under the Offer pursuant to the purchase structure approved under the CRA Ruling represents an appropriate and desirable use of its available funds and is in the best interest of ACE and its shareholders;

(b)	after giving effect to the Offer, ACE will continue to have sufficient financial resources and working capital for its affairs;

(c)
as an alternative to seeking to realize on their investment in Preferred Shares under the liquidation process, the Offer provides holders of Preferred Shares with an opportunity to realize on all or a portion of their investment in Preferred Shares, should they desire liquidity in the short term, in quantities which might not otherwise be available in the market and without incurring brokerage commissions which might otherwise be payable on a sale of their Preferred Shares;

(d)	depositing Preferred Shares under the Offer is optional and available to all holders of Preferred Shares and, therefore, each holder of Preferred Shares is free to accept or reject the Offer; and

(e)	the Offer is not conditional upon any minimum number of Preferred Shares being deposited.

In addition, the Valuator was retained to provide a formal valuation of the fair market value of the Preferred Shares in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101").

On December 10, 2008, after discussion and following a review of the terms and conditions of the Offer and the valuation report of the Valuator, the Board of Directors concluded that the Offer represents an effective use of its financial resources and is in the best interests of ACE and approved the making of the Offer to Purchase, the pricing of the Offer to Purchase and the Circular.

Neither ACE nor its Board of Directors or the Corporation and its board of directors in making the decision to present the Offer to holders of Preferred Shares, makes any recommendation to any holder of Preferred Shares as to whether to deposit Preferred Shares or refrain from depositing Preferred Shares.  Holders of Preferred Shares are urged to consult their own investment and tax advisors and make their own decision whether to deposit Preferred Shares to the Offer and, if so, how many Preferred Shares to deposit. See "Valuation" and "Income Tax Considerations".

Effect of the Offer on Liquidity for Preferred Shares and Listing

The Preferred Shares are not listed for trading on a market and no published or organized market for the Preferred Shares currently exist. The purchase of Preferred Shares by ACE pursuant to the Offer will reduce the number of Preferred Shares outstanding, as well as the number of Holders, which may affect the liquidity of the remaining Preferred Shares.

Valuation

The Valuation Report

On December 10, 2008, the Valuator delivered to the Board of Directors its valuation report entitled "Report to the Board of Directors of ACE Aviation Holdings Inc. - Valuation as at December 9, 2008 of Convertible Preferred Shares". The valuation report has been prepared in compliance with the provisions of MI 61-101. A copy of the valuation report is attached to this Circular as Appendix 1. In addition, a copy of the valuation report is available for inspection at the head office of ACE at 5100 de Maisonneuve Boulevard West, Montreal, Québec, H4A 3T2. A copy of the valuation  report may also be obtained without charge from the Corporate Secretary of ACE at 5100 de Maisonneuve Boulevard West, Montreal, Québec, H4A 3T2. The telephone number of the Corporate Secretary's office of ACE is (514) 205-7855 and facsimile number is (514) 205-7859.

Holders should carefully review and consider the valuation report in its entirety. The valuation report is subject to the assumptions, limitations and qualifications set out therein and the conclusions in the valuation report are premised on various assumptions including the value of the Variable Voting Shares and Voting Shares. Changes in the value of the Variable Voting Shares and Voting Shares or changes in the other underlying assumptions could cause the value conclusions to change.

The Valuator is one of North America's largest public accounting and professional services firms, providing advice on a wide range of merger, acquisition and other transactions, including providing valuation services and fairness opinions.

The Valuator was retained by the Board of Directors to provide a "formal valuation" (as such term is defined in MI 61-101) with respect to the fair market value of the issued and outstanding Preferred Shares as at a current date. For the purposes of the valuation report, the valuation date was December 9, 2008.

The Valuator has been determined to be qualified and independent for the purposes of MI 61-101. The Valuator (i) is not an insider, associate or affiliate of ACE, (ii) has not acted as an advisor to ACE in connection with the Offer, (iii) will be paid a fee for the valuation report, based on hourly rates for professional time, plus administrative charges, disbursements and applicable taxes,  and such fee is not contingent in any way on the conclusions in the valuation report or the outcome of the Offer, (iv) has no financial interest in the outcome of the Offer, (v) is not a manager, co-manager or member of a soliciting dealer group for the Offer, (vi) is not the external auditor of ACE, (vii) has provided and currently provides professional services to ACE and/or its affiliates in the ordinary course of its business, and the fees paid to the Valuator and its affiliates are not material to the Valuator and its affiliates, and (viii) may, in the future, provide professional services to ACE and/or its affiliates in the ordinary course of its business.

The valuation report, dated December 10, 2008 and effective as at December 9, 2008, contains the Valuator's opinion that, based on the scope of their review and subject to the assumptions, restrictions and limitations provided therein, the fair market value of the Preferred Shares as at December 9, 2008, ranges from approximately $19.75 to $20.75, or a mid-point of $20.25. The valuation was based upon securities market, economic and general business conditions prevailing at December 9, 2008, and the condition and prospects, financial and otherwise, of ACE as reflected in the information and documents reviewed by the Valuator and as they were represented to the Valuator in its discussions with ACE's management. For the purpose of the valuation report, the Valuator stated that fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act.

Prior Valuations

Pursuant to the provisions of MI 61-101, an issuer making an offer for its securities must, with certain limited exceptions, disclose every prior valuation or appraisal of its securities or any material asset made in the 24 months before the date of such offer whether or not prepared by an independent valuator which would reasonably be expected to affect the decision of a securityholder to retain or dispose of the securities affected by the offer. To the knowledge of the directors and officers of ACE, other than the valuation report of the Valuator prepared in connection with the Offer, a copy of which is attached to this Circular as Appendix 1, and other than the valuation described below, no "prior valuations'' (as defined in MI 61-101) regarding ACE, its securities or its material assets have been prepared within the 24 months preceding the date hereof.

A separate valuation report has been prepared as of December  9, 2008 by the Valuator with respect to the Notes for the purpose of ACE's offer to purchase all of the issued and outstanding Notes. See "Issuer Bid Circular – Concurrent Transactions". A copy of this valuation report is attached to the issuer bid circular prepared by ACE in relation to its offer to purchase all of the issued and outstanding Notes and such circular has been filed on www.sedar.com. The valuation report, dated December 10, 2008 and effective as at December 9, 2008, contains the Valuator's opinion that, based on the scope of their review and subject to the assumptions, restrictions and limitations provided therein, the fair market value of the Notes, per $1,000 principal amount of Notes, at December 9, 2008, ranges from approximately $825 to $875, or a mid-point of $850.

Withdrawal Rights

The withdrawal rights of Holders are described in the Offer to Purchase under "Offer to Purchase —Withdrawal Rights", and are incorporated into and form part of this Circular.

Financial Statements

The audited annual consolidated financial statements of ACE for the year ended December 31, 2007 and the unaudited interim consolidated financial statements of ACE for the nine-month period ending September 30, 2008 are available on the SEDAR web site at www.sedar.com. Holders may obtain copies, without charge, upon request to the Corporate Secretary of ACE, at 5100 de Maisonneuve Boulevard West, Montreal, Québec, H4A 3T2. The telephone number of the Corporate Secretary's office of ACE is (514) 205-7855 and facsimile number is (514) 205-7859.

Price Range of Variable Voting and Voting Shares

Trading of Variable Voting Shares and Voting Shares on Principal Markets

As at December 10, 2008, the Preferred Shares are convertible at the option of the Holders into Voting Shares (if the Preferred Shares are owned and controlled by a Canadian) or into Variable Voting Shares (if the Preferred Shares are not owned and controlled by a Canadian), at a conversion ratio of approximately 0.9464 Variable Voting Shares or Voting shares per Preferred Share, subject to adjustment in certain events in accordance with the terms of the Preferred Shares. The Variable Voting Shares and Voting Shares are listed on the TSX under the symbols "ACE.A" and "ACE.B", respectively. The Preferred Shares are not listed for trading on an exchange.

The following tables set forth the high and low closing prices per Variable Voting Share and per Voting Share and the volumes of the Variable Voting Shares and the Voting Shares traded on the TSX as compiled from published financial sources for each month from November 2006 to December 2008.

	Variable Voting Shares				Voting Shares
	High ($)	Low ($)	Volume		High ($)	Low ($)	Volume
December 1-10, 2008	3.62	2.42	599,194	December 1-10, 2008	3.58	2.41	944,903
November 2008	6.10	2.80	2,601,986	November 2008	6.15	2.82	1,379,473
October 2008	8.24	4.25	6,454,124	October 2008	8.05	4.25	2,914,518
September 2008	11.30	7.58	2,141,187	September 2008	11.30	7.62	3,018,570
August 2008	12.07	10.20	5,168,843	August 2008	12.04	10.09	2,448,654
July 2008	16.17	9.25	11,236,177	July 2008	16.16	9.43	6,201,731
June 2008	22.22	15.80	12,319,026	June 2008	22.16	15.75	9,247,881
May 2008	22.12	19.20	8,013,505	May 2008	22.10	19.05	5,248,509
April 2008	21.56	17.85	10,287,921	April 2008	21.56	17.90	7,729,689
March 2008	23.94	19.82	7,709,261	March 2008	23.94	19.78	2,926,622
February 2008	24.64	21.75	10,380,466	February 2008	24.65	21.88	3,442,298
January 2008	29.00	20.90	29,476,216	January 2008	29.24	20.61	12,498,266
December 2007	28.82	27.36	17,598,063	December 2007	28.84	27.40	5,588,753
November 2007	30.23	26.65	10,824,850	November 2007	30.25	26.55	5,140,471
October 2007	29.89	26.39	14,393,580	October 2007	29.92	26.36	5,238,173
September 2007	26.74	23.90	13,470,526	September 2007	26.68	23.85	3,798,984
August 2007	25.65	23.15	15,129,455	August 2007	25.65	23.12	4,238,021
July 2007	28.14	25.40	7,478,143	July 2007	28.14	25.43	4,118,373
June 2007	27.19	25.75	15,971,175	June 2007	27.14	25.80	12,832,800
May 2007	30.24	25.30	25,668,942	May 2007	30.19	25.50	4,723,800
April 2007	32.08	29.35	10,315,476	April 2007	32.05	29.31	4,455,385
March 2007	36.60	30.12	9,614,370	March 2007	36.63	30.12	6,258,320
February 2007	38.08	33.90	12,288,170	February 2007	38.00	33.95	5,311,247
January 2007	38.99	30.80	16,018,624	January 2007	39.00	31.00	4,511,428
December 2006	38.45	34.11	14,967,429	December 2006	38.38	34.15	3,421,736
November 2006	39.60	34.01	24,861,477	November 2006	40.01	33.1	8,952,152

On December 10, 2008, the last full trading day preceding the announcement by ACE of the approval by its Board of Directors of the Offer, the closing prices per Variable Voting Share and per Voting Share on the TSX were $3.30 and $3.34, respectively.

Holders are urged to obtain current market quotations for the Variable Voting  Shares and Voting Shares.

Dividend Policy

Since its incorporation, ACE has never declared or paid any dividends. For the time being, ACE does not expect to declare any dividends on its Preferred Shares, Variable Voting Shares and Voting Shares.

Previous Purchases And Sales

On December 3, 2007, ACE announced a substantial issuer bid to purchase for cancellation up to $1.5 billion of its Variable Voting Shares and Voting Shares for an aggregate of up to 54,151,624 Variable Voting Shares and Voting Shares. On January 10, 2008, ACE announced the final results of its offer to purchase and confirmed that it had taken up and accepted for purchase and cancellation a total of 40,023,427 Variable Voting Shares and 9,894,166 Voting Shares at $30.00 per share for an aggregate purchase price of approximately $1.498 billion.

On May 9, 2008, ACE announced a substantial issuer bid to purchase for cancellation up to $500 million of its Variable Voting Shares and Voting Shares for an aggregate of up to 23,809,523 Variable Voting Shares and Voting Shares.  On June 18, 2008, ACE announced the final results of its offer to purchase and confirmed that it had taken up and accepted for purchase and cancellation a total of 12,537,084 Variable Voting Shares and 10,190,187 Voting Shares at $22.00 per share for an aggregate purchase price of approximately $500 million.

No other securities of ACE have been purchased or sold by ACE during the 12-month period preceding the date of the Offer.

The only securities distributed by ACE during the 12-month period preceding the date of the Offer are the securities set out below in this Circular under "Previous Distributions".

On December 10, 2008, concurrently with the announcement of the Offer, ACE announced that it has authorized a substantial issuer bid to purchase for cancellation all of its outstanding Notes at a purchase price of $900 in cash for each $1,000 principal amount of Notes, which will expire at 5:00 p.m. (Montreal time) on January 19, 2008, unless withdrawn or extended by ACE.  See "Issuer Bid Circular—Concurrent Transactions".

Previous Distributions

See "ACE Aviation Holdings Inc. — Corporate Structure and Share Capital" for a description of the offering and issuance of rights to purchase Variable Voting Shares and Voting Shares, and the issuance of the Variable Voting Shares and Voting Shares under such rights on September 30, 2004, in connection with the ACE Plan.

On April 6, 2005, ACE completed a public offering of an aggregate of 11,350,000 Voting Shares and Variable Voting Shares at a price of $37 per share for gross proceeds of approximately $420 million. On April 6, 2005, ACE also completed a public offering of approximately $300 million of Notes. ACE used approximately $553 million of the aggregate net cash proceeds of the offerings to repay all of its outstanding debt under the exit credit facility with GECC. On April 13, 2005, following the exercise of the over-allotment option by the underwriters, ACE issued an additional 1,135,000 Variable Voting Shares at a price of $37 per share and $30 million of Notes for additional aggregate gross proceeds of approximately $72 million. ACE used the additional proceeds for general corporate purposes.

On March 3, 2006, ACE completed a special distribution (by way of reduction of the stated capital of the Variable Voting Shares, Voting Shares and Preferred Shares) to its shareholders of record as at such date of 0.18 units of Aeroplan Income Fund per Variable Voting Share, Voting Share and Preferred Share (on an as converted basis) of ACE. For the purposes of the distribution, ACE converted 20,204,165 units of Aeroplan Limited Partnership into 20,204,165 units of Aeroplan Income Fund which were distributed to ACE's shareholders on the record date. Based on the closing price of the units of Aeroplan Income Fund on March 3, 2006, the value of the units distributed to ACE's shareholders amounted to $251 million or approximately $2.24 per Variable Voting Share and Voting Share.

On October 5, 2006, the shareholders of ACE approved a statutory plan of arrangement pursuant to the CBCA. On October 6, 2006, the Quebec Superior Court issued a final order approving the statutory plan of arrangement, which became effective October 10, 2006.  The arrangement granted authority to the board of directors of ACE to make from time to time one or more special distributions to ACE shareholders in an aggregate amount of up to $2 billion by way of reduction of the stated capital of the Variable Voting Shares, Voting Shares and Preferred Shares.

Pursuant to the statutory arrangement, on January 10, 2007, ACE distributed to its shareholders 50,000,000 units of Aeroplan Income Fund representing 0.442 units of Aeroplan Income Fund per Variable Voting Share, Voting Share and Preferred Share (on an as-converted basis) of ACE. For the purpose of the initial special distribution under the statutory plan of arrangement, ACE exchanged 50 million units of Aeroplan Limited Partnership into 50 million units of Aeroplan Income Fund which were distributed to ACE's shareholders on January 10, 2007. Based on a closing price of $17.97 per unit of Aeroplan Income Fund on the TSX on January 10, 2007, the distribution was valued at approximately $899 million or $7.95 per Variable Voting Share and Voting Share.

On January 10, 2007, ACE also exchanged 60 million units of Aeroplan Limited Partnership for 60 million units of Aeroplan Income Fund. The exchange was made for internal reorganization purposes.

On March 2, 2007, ACE announced the terms of a second special distribution to its shareholders under the statutory arrangement approved by ACE's shareholders at the special meeting held on October 5, 2006. ACE distributed to its shareholders on March 14, 2007, 20,272,917 units of Aeroplan Income Fund representing 0.177 units per Variable Voting Share, Voting Share and Preferred Share (on an as-converted basis) and 25,000,000 units of Jazz Air Income Fund representing 0.219 units per Variable Voting Share, Voting Share and Preferred Share of ACE (on an as-converted basis). Based on closing prices of $19.40 per unit of Aeroplan Income Fund and of $8.60 per unit of Jazz Air Income Fund on the TSX on March 14, 2007, the distribution was valued at approximately $608 million or approximately $5.33 per Variable Voting Share and Voting Share.

On March 14, 2007, ACE also exchanged its remaining 40,545,835 units of Aeroplan Limited Partnership into 40,545,835 units of Aeroplan Income Fund.

On March 30, 2007, ACE exchanged its remaining 47,226,920 units of Jazz Air LP into 47,226,920 units of Jazz Air Income Fund.  The exchange was made for internal reorganization purposes.

On May 11, 2007, ACE announced the terms of a third special distribution to its shareholders under the statutory arrangement approved by ACE's shareholders at the special meeting held on October 5, 2006.  ACE distributed to its shareholders on May 24, 2007 approximately 18,000,000 units of Aeroplan Income Fund representing 0.157 units per Variable Voting Share, Voting Share and Preferred Share (on an as-converted basis) and 12,000,000 units of Jazz Air Income Fund representing 0.105 units per Variable Voting Share, Voting Share and Preferred Share of ACE (on an as-converted basis). Based on closing prices of $21.50 per unit of Aeroplan Income Fund and of $8.26 per unit of

Jazz Air Income Fund on the TSX on May 11, 2007, the distribution was valued at approximately $486 million or approximately $4.26 per Variable Voting Share and Voting Share.

Furthermore, during the five years preceding the Offer, Variable Voting Shares and Voting Shares have been distributed (a) upon the exercise of conversion rights by the holders of Notes and (b) upon the exercise of stock options.

(a)	Securities Issued Upon the Exercise of Conversion Rights by holders of Notes

The table below indicates the number of Variable Voting Shares and Voting Shares issued by ACE during the five years preceding the date of the announcement of the Offer upon the exercise of conversion rights by the Holders of Notes:

Year of Distribution	Number of Variable Voting Shares and Voting Shares Issued (#)	Class of Securities Converted
2008 (up to December 10, 2008)	1,951 (2)	Notes
2007	44(3)	Notes
2006	_	_
2005	_	_
2004(1)	_	_
_________________

(1)
ACE was incorporated on June 29, 2004 and became the parent holding company of the reorganized Air Canada and its subsidiaries upon the implementation of the Plan in September 2004. See "ACE Aviation Holdings Inc. —  Corporate Structure and Share Capital".

(2)
A total of 1,951 Variable Voting Shares or Voting Shares were issued upon conversion of $50,000 principal amount of Notes on June 16, 2008. An aggregate of $284,000 principal amount of Notes were deposited for conversion from January 1, 2008 to December 10, 2008, for which ACE exercised its right, pursuant to the terms of the Notes Indenture, to pay cash (in the aggregate amount of $263,065) in lieu of delivering Variable Voting Shares or Voting Shares.

(3)
A total of 44 Variable Voting Shares or Voting Shares were issued upon the conversion of $2,000 principal amount of Notes on January 9 and January 10, 2007. An aggregate of $6,918,000 principal amount of Notes were deposited for conversion in 2007, for which ACE exercised its right, pursuant to the terms of the Notes Indenture, to pay cash (in the aggregate amount of $7,109,485) in lieu in delivering Variable Voting Shares or Voting Shares.

(b)	Securities Issued Upon the Exercise of Stock Options

The table below indicates the number of Variable Voting Shares and Voting Shares that were issued by ACE during the five years preceding the date of the announcement of the Offer upon the exercise of stock options:

Year of Distribution	Number of Variable Voting Shares and Voting Shares Issued (#)	Average Exercise Price Per Variable Voting Share and Voting Share ($)	Aggregate Proceeds Received by Corporation ($)
2008 (up to December 10, 2008)	1,611,930	18.29	29,475,041
2007	3,667,111	15.12	55,449,600
2006	449,109	19.10	8,577,500
2005	521,976	20.00	10,439,520
2004(1)	_	-	_
_________________

(1)
ACE was incorporated on June 29, 2004 and became the parent holding company of the reorganized Air Canada and its subsidiaries upon the implementation of the Plan in September 2004. See "ACE Aviation Holdings Inc. —  Corporate Structure and Share Capital".

Ownsership Of ACE's Securities; Arrangements Concerning Preferred Shares

Ownership of the Securities of ACE

The following table indicates, as at December 10, 2008, the number of outstanding securities of ACE beneficially owned, or over which control or direction was exercised, by each director and officer of ACE and, to the knowledge of ACE after reasonable enquiry, by each director and officer of its subsidiaries and each associate of a director or officer of ACE or its subsidiaries.

Name	Relationship with the Corporation	Number of Variable Voting Shares and Voting Shares	% of Outstanding Variable Voting Shares and Voting Shares	Number of Options to Acquire Variable Voting Shares and Voting Shares	Average Exercise Price per Variable Voting Share or Voting Share ($)	% of Outstanding Options

ATTALI, Bernard	Director, ACE and Air Canada	5,000 Variable Voting Shares	0.014324	-	-	-

BROWN, Robert E.	Director, ACE	-	-	-	-	-

DUNNE, Brian	Executive Vice President and Chief Financial Officer, ACE	-	-	-	-	-

GREEN, Michael M.	Director, ACE	-	-	-	-	-

HADROVIC, Carolyn	Corporate Secretary, ACE and Air Canada	35 Voting Shares	0.000100	-	-	-

INGERSOLL, W. Brett	Director, ACE	-	-	-	-	-

ISAACS, Sydney John	Senior Vice-President, Corporate Development and Chief Legal Officer, ACE	-	-	-	-	-

JACOBSEN, Patricia	Director, Air Canada	-	-	-	-	-

JOHNSON, Pierre Marc	Director, ACE and Air Canada	5,000 Voting Shares	0.014324	-	-	-
LEONARD, Joseph B.	Director, Air Canada	-	-	-	-	-

LONG, Robert G.	Director, Air Canada	-	-	-	-	-

McCOY, Richard H.	Director, ACE	4,000 Voting Shares	0.011459	-	-	-

Name	Relationship with the Corporation	Number of Variable Voting Shares and Voting Shares	% of Outstanding Variable Voting Shares and Voting Shares	Number of Options to Acquire Variable Voting Shares and Voting Shares	Average Exercise Price per Variable Voting Share or Voting Share ($)	% of Outstanding Options

McLEAN, Jack	Controller, ACE	-	-	-	-	-

MILTON, Robert A.	Director and Chairman, President and Chief Executive Officer, ACE	24,336 Voting Shares	0.069717	-	-	-

PORTER, Arthur D.	Director, Air Canada	-	-	-	-	-

RICHARDSON, David I.	Director, ACE and Director and Chairman, Air Canada	5,000 Voting Shares	0.014234	-	-	-

SØRENSEN, Vagn	Director, Air Canada	2,400 Variable Voting Shares	0.006875	-	-	-

WILSON, Michael	Director, Air Canada	-	-	-	-	-

YONTEF, Marvin	Director, ACE and Air Canada	-	-	-	-	-

BARIL, Chantal	Director and President and Chief Executive Officer, ACGHS General Partner Inc.	-	-	-	-	-

BREDT, Bill	Executive Vice President and Chief Operating Officer, Air Canada	230 Voting Shares	0.000659	-	-	-

BUTTERFIELD, Alan	Vice President, Maintenance and Engineering, Air Canada	-	-	--	-	-

BREWER, Montie	Director and President and Chief Executive Officer, Air Canada	8,265 Voting Shares	0.023677	-	-	-

Name	Relationship with the Corporation	Number of Variable Voting Shares and Voting Shares	% of Outstanding Variable Voting Shares and Voting Shares	Number of Options to Acquire Variable Voting Shares and Voting Shares	Average Exercise Price per Variable Voting Share or Voting Share ($)	% of Outstanding Options

CIARCIELLO, Luciano	Director Finance and Controller, ACGHS General Partner Inc.	-	-	1,042	$19.23	1.48

COULOMBE, Hugo	Vice President Finance, Touram General Partner Inc.	-	-	-	-	-

DUFRESNE, Yves	Vice President International and Regulatory Affairs, Air Canada	137 Voting Shares	0.000392	-	-	-

FOURNEL, Lise	Senior Vice President, E-Commerce and Chief Information Officer, Air Canada	396 Voting Shares	0.001134	-	-	-

GEDEON, Zeina	Director and President and Chief Executive Officer, Touram General Partner Inc.	-	-	-	-	-

GUILLEMETTE, Lucie	Vice President, Revenue Management, Air Canada	-	-	-	-	-

HOULE, Pierre	Treasurer, Air Canada	-	-	-	-	-

HOWLETT, Kevin	Senior Vice President Employee Relations, Air Canada	-	-	-	-	-

ISFORD, Chris	Controller, Air Canada	-	-	-	-	-

LE BEAU, Louise	Vice President, Planning and Payload, Touram General Partner Inc.	104 Voting Shares	0.000298	-	-	-

Name	Relationship with the Corporation	Number of Variable Voting Shares and Voting Shares	% of Outstanding Variable Voting Shares and Voting Shares	Number of Options to Acquire Variable Voting Shares and Voting Shares	Average Exercise Price per Variable Voting Share or Voting Share ($)	% of Outstanding Options

LEBLANC, Priscille	Vice President Corporate Communications, Air Canada	685 Voting Shares	0.001962	-	-	-

LEGGE, David	Vice President Flight Operations, Air Canada	7,233 Voting Shares	0.020721	-	-	-

LEONARD, Steven	Chief Financial Officer, ACGHS General Partner Inc.	-	-	2,109	$19.23	3.00

McKEE, Charles D. Jr.	Vice President, Marketing, Air Canada	-	-	-	-	-

MOREY, Scott	Vice President, Labour Relations, Air Canada	-	-	-	-	-

MORIN, Claude	Vice President, Global Sales, Air Canada	-	-	-	-	-

REDSTON, James	Chief Financial Officer, AC Cargo General Partner Inc.	-	-	-	-	-

ROUSSEAU, Michael	Executive Vice President and Chief Financial Officer, Air Canada	-	-	-	-	-

SABELLA, Lucy	Vice President Operations, Touram General Partner Inc.	-	-	-	-	-

SHAPIRO, David	Vice President and General Counsel, Air Canada	-	-	-	-	-

SHURZ, Daniel	Vice President, Network Planning, Air Canada	-	-	-	-	-

Name	Relationship with the Corporation	Number of Variable Voting Shares and Voting Shares	% of Outstanding Variable Voting Shares and Voting Shares	Number of Options to Acquire Variable Voting Shares and Voting Shares	Average Exercise Price per Variable Voting Share or Voting Share ($)	% of Outstanding Options

SMITH, Benjamin	Executive Vice President and Chief Commercial, Officer, Air Canada	161 Voting Shares	0.000461	-	-	-

WELSCHEID, Susan	Vice President Customer Service – In-Flight, Call Centers and Customer Relations, Air Canada	-	-	-	-	-

To the knowledge of ACE after reasonable enquiry, none of the persons listed above beneficially owns, or exercises control or direction over, any Preferred Shares or Notes.

Based on publicly available information and to the knowledge of the directors and officers of ACE, as at December 10, 2008, the only person who beneficially owns or exercises control or direction over more than 10% of the Voting Shares is RBC Asset Management Inc., together with its affiliates Phillips, Hager & North Investment Management Ltd. and Sky Investment Counsel Inc., which collectively exercise control or direction over 1,757,141 Voting Shares representing 18.05% of all issued and outstanding Voting Shares as at October 31, 2008, based on their alternative monthly early warning report dated November 10, 2008.

Based on publicly available information and to the knowledge of the directors and officers of ACE, as at December 10, 2008, the only persons who beneficially own or exercises control or direction over more than 10% of the Variable Voting Shares are (i) Franklin Templeton Investments Corp., on behalf of its affiliate, Franklin Mutual Advisers, LLC, which exercises control or direction over 7,402,852 Variable Voting Shares, which would represent approximately 30.5% of all issued and outstanding Variable Voting Shares as at July 31, 2008, based on their alternative monthly early warning report dated as of August 20, 2008, (ii) Marathon Asset Management LLP ("Marathon") which exercises control or direction over 4,828,455 Variable Voting Shares, which would represent approximately 19.34% of all issued and outstanding Variable Voting Shares as at November 30, 2008, based on their early warning report dated as of December 2, 2008; Marathon also exercises control or direction over 284,800 Voting Shares;  Mr. Jeremy Hosking, a partner of Marathon, also holds an aggregate of 37,025 Variable Voting Shares; and (iii) West Face Capital Inc. ("WFCI") which exercises control or direction over 3,549,000 Variable Voting Shares, which would represent approximately 14.22% of all issued and outstanding Variable Voting Shares as at November 28, 2008, based on their early warning report dated as of December 10, 2008. WFCI also holds $9 million principal amount of Notes on behalf of managed accounts and, through West Face Long Term Opportunities Limited Partnership, and Gregory A. Boland, director, officer and shareholder of WFCI, owns or exercise control or direction over 583,339 Voting Shares representing 5.87% of all issued and outstanding Voting Shares as at November 28, 2008, based on their early warning report dated as of December 10, 2008.

Based on publicly available information and to the knowledge of the directors and officers of ACE, as at December 10, 2008, the only persons who beneficially own or exercise control or direction over more than 10% of the Preferred Shares are:

(i)
Promontoria which owns 6,550,000 Preferred Shares, representing approximately 52.4% of all issued and outstanding Preferred Shares as at December 10, 2008; Promontoria Holding III B.V. also beneficially owns 48,763 Variable Voting Shares;

(ii)
Morgan Stanley Canada Limited which owns 3,200,000 Preferred Shares, representing approximately 25.6% of all issued and outstanding Preferred Shares as at December 10, 2008; Morgan Stanley also beneficially owns 31,556 Variable Voting Shares; and

(iii)
Persons affiliated with Polar Securities Inc., through Nesbitt Burns ("Polar"), which holds or exercises control of direction over 1,300,000 Preferred Shares, which would represent 10.40% of all issued and outstanding Preferred Shares as at December 10, 2008. Polar also holds or exercises control of direction over $21,614,000 principal amount of Notes, which would represent approximately 6.7% of the total amount of Notes outstanding as at December 10, 2008, 1,553,400 Variable Voting Shares, which would represent approximately 6.1% of the total amount of Variable Voting Shares outstanding as at December 10, 2008, and 1,064,200 Voting Shares, which would represent approximately 11.1% of the total amount of Voting Shares outstanding as at December 10, 2008.

Arrangements Concerning Securities

Stock Option Plan.  Certain of ACE's employees participate in the Stock Option Plan of ACE. Plan participation is limited to employees holding positions that, in the view of ACE's Board of Directors (or the Human Resources and Compensation Committee), have a significant impact on ACE's long term results. The stock option plan provides that the options will have an exercise price of not less than 100% of the market price of the underlying Variable Voting Shares or Voting Shares at the time of grant. Fifty percent of all options vest over four years. The remaining options vest upon performance conditions that are based on net income targets established by the ACE Board over the same time period. All options expire after seven years. The terms of ACE's stock option plan specify that upon the retirement of the employee, options granted to that employee may be exercised as the options vest within three years of such retirement.  The Board resolved to accelerate the exercisability of the remaining unvested ACE stock options, effective on November 12, 2007.

Deferred Share Unit Plan for Non-Employee Directors.  Pursuant to its deferred share unit plan for non-employee directors (the "DSU Plan"), non-executive directors of ACE received their annual retainer fee in cash or in deferred share units ("DSUs") in accordance with established share ownership guidelines.  The SUs were notional units whose value was always equal to the value of the shares of ACE.  Directors who had not achieved the share ownership guidelines would receive 50% of their annual retainer fee in cash and the remainder in DSUs until the share ownership guidelines were met. Directors who had achieved the share ownership guidelines could elect to receive their annual retainer fee in cash or in DSUs.  Upon termination of Board service, a director would receive a lump sum payment in cash based on the number of DSUs recorded in his or her account and the market value of the Variable Voting Shares or Voting Shares.  Alternatively, the director could have elected to receive a number of Variable Voting Shares or Voting Shares purchased in the open market equal to the number of DSUs recorded in the director's account. The DSU Plan was terminated effective as of June 30, 2008 and all outstanding DSUs were paid out in cash.

Contracts, Arrangements Or Undertakings With Holders

There are no contracts, arrangements or undertakings, formal or informal, between ACE and any Holder or director or officer of ACE in relation to the Offer or any person or company with respect to any securities of ACE in relation to the Offer.

Acceptance Of Offer

To the knowledge of the Corporation, after reasonable inquiry, no person referred to in this Circular under "Ownership Of ACE's Securities; Arrangements Concerning Preferred Shares" has accepted or intends to deposit Preferred Shares under the Offer.

Commitments To Acquire Preferred Shares

ACE has no commitments to purchase Variable Voting Shares, Voting Shares, Notes or Preferred Shares, other than as described in this Circular or pursuant to the Offer. See "Issuer Bid Circular – Concurrent Transactions". To the knowledge of the Corporation, after reasonable inquiry, no person or company referred to in this Circular under "Ownership Of ACE's Securities; Arrangements Concerning Preferred Shares" has any commitment to acquire Variable Voting Shares, Voting Shares, Notes or Preferred Shares other than as described in this Circular.

Benefits From The Offer

No person or company referred to in this Circular under "Ownership Of ACE's Securities; Arrangements Concerning Preferred Shares" will receive any direct or indirect benefit from accepting or refusing to accept the Offer, other than the consideration available to any Holder who does or does not participate in the Offer.

Prior Securities Transactions

Based on ACE's records and on information provided to ACE by its directors, officers and subsidiaries, except as set forth below or described elsewhere in this Circular, none of ACE or any of its directors, officers or subsidiaries, or, to the best of its knowledge, any of its subsidiaries' directors and officers or associates of a director or officer of ACE or its subsidiaries, has effected any transactions involving its Variable Voting Shares, Voting Shares, Preferred Shares or Notes during the 60 days prior to December 10, 2008.

Material Changes In The Affairs Of ACE

Except as described or referred to in the Offer, the directors and officers of ACE are not aware of information which indicates that any material change has occurred in the affairs of ACE since September 30, 2008, the date of the most recent interim consolidated financial statements of ACE, other than such material changes which have been publicly disclosed which would reasonably be expected to affect the decision of the Holders to accept or reject the Offer.

On December 10, 2008, ACE announced that it has received from West Face Long Term Opportunities Limited Partnership, West Face Long Term Opportunities (USA) Limited Partnership and West Face Long Term Opportunities Master Fund L.P. a formal requisition for a special meeting of the shareholders of ACE to be called for the following purposes: (i) to consider an ordinary resolution to remove from office all of the current directors of ACE; (ii) to set the size of the board of directors of ACE at such number as the shareholders may determine at the meeting; (iii) to elect directors to hold office until the next annual meeting of the shareholders of ACE; and (iv) to conduct such other business as may properly come before the meeting, including matters necessary or desirable to implement the foregoing. As indicated in its press release, ACE will consider such requisition and respond in due course.

In addition, concurrently with the announcement of the Offer, ACE also announced the transactions or plans described under "Concurrent Transactions".

Except as described or referred to herein, ACE has no current plans to make any material change in its business, corporate structure, management or personnel.

Going Private Transaction or Business Combination

The Offer does not constitute, and is not intended to be followed by, a going private transaction or business combination.

Income Tax Considerations

Certain Canadian Federal Income Tax Considerations

The Corporation has been advised by Stikeman Elliott LLP that the following summary accurately describes, as at the date hereof, the principal Canadian federal income tax considerations generally applicable to a Holder who disposes of Preferred Shares and Subco Common Shares pursuant to the Offer and who, for purposes of the Tax Act, at all relevant times, (i) is not exempt from tax under the Tax Act, (ii) holds his Preferred Shares and Subco Common Shares  received pursuant to the Offer as capital property, and (iii) deals at arm’s length and is not "affiliated" (as defined in the Tax Act) with ACE or the Corporation. Generally, the Preferred Shares and Subco Common Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold, and is not deemed to use or hold, the Preferred Shares and Subco Common Shares in the course of carrying on a business and has not acquired the Preferred Shares and Subco Common Shares in one or more transactions considered to be an adventure in the nature of trade.

This summary is not applicable to a Holder: (i) that is a "financial institution" as defined in the Tax Act for the purposes of the market-to-market rules; (ii) that is a "specified financial institution" or "restricted financial institution" as defined in the Tax Act; (iii) an interest in which is a "tax shelter investment" as defined in the Tax Act, or (iv) to whom the functional currency reporting rules under the Tax Act apply. Such Holders should consult their own tax advisors.

This summary is based upon the provisions of the Tax Act, the regulations thereunder (the "Regulations"), and on counsel’s understanding of the published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"), all in effect as of the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or in administrative policies and assessing practices, whether by legislative, regulatory, administrative or judicial action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors for advice with respect to the tax consequences to them of selling their Preferred Shares and Subco Common Shares pursuant to the Offer, having regard to their own particular circumstances.

There can be no assurance that the tax treatment described below will apply if the transactions with respect to the Preferred Shares under a court approved plan of liquidation of ACE differ from the transactions under the Offer.  Holders should consult their own tax advisors in that regard.

Holders Resident in Canada

The following discussion applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, is resident or is deemed to be resident in Canada (a "Canadian Holder"). Certain Canadian Holders whose Preferred Shares and Subco Common Shares might not otherwise qualify as capital property may, in certain circumstances, treat such Preferred Shares and Subco Common Shares as capital property by making the irrevocable election provided by subsection 39(4) of the Tax Act.

Sale of the Preferred Shares to the Corporation

A Canadian Holder whose Preferred Shares are sold for Subco Common Shares and the Nominal Cash Consideration pursuant to the Offer will be considered to have disposed of those Preferred Shares for proceeds of disposition equal to the aggregate of the Nominal Cash Consideration so received and the fair market value, as at the time of the sale, of the Subco Common Shares so acquired by the Canadian Holder.  As a result, the Canadian Holder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Canadian Holder's Preferred Shares immediately before the sale.  See "Taxation of Capital Gains and Losses" below for a general discussion of the treatment of capital gains and losses under the Tax Act.

The adjusted cost base to the Canadian Holder of the Subco Common Shares acquired on the exchange will equal the fair market value of those Subco Common Shares as at the time of the exchange.

Sale of the Subco Common Shares to the Corporation

A Canadian Holder whose Subco Common Shares are sold for cash to the Corporation pursuant to the Offer will be deemed to receive a taxable dividend equal to the excess of the amount paid by the Corporation for the Subco Common Shares over their paid-up capital for income tax purposes. The paid-up capital of the Subco Common Shares for income tax purposes is nil.  Such Canadian Holder whose Subco Common Shares are sold will also be considered to have disposed of his Subco Common Shares.  The proceeds of disposition of his Subco Common Shares will be equal to the amount paid by the Corporation less the amount deemed to be received by the Canadian Holder as a taxable dividend.  The Canadian Holder will realize a capital loss on the disposition of the Subco Common Shares equal to the amount by which the Canadian Holder’s proceeds of disposition, net of any reasonable costs of disposition, are less than the adjusted cost base to the Canadian Holder of the Subco Common Shares immediately before the sale.   See "Taxation of Capital Gains and Losses" below for a general discussion of the treatment of capital losses under the Tax Act.

In the case of Canadian Holders who are individuals (including trusts) ("Individual Canadian Holders"), the deemed dividend received pursuant to the sale of the Subco Common Shares will be included in income and subject to the normal gross-up and dividend tax credit rules applicable to taxable dividends received by individual holders from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit applicable to "eligible dividends" as defined in the Tax Act.  Under the Tax Act, the deemed dividend will be eligible for the enhanced gross-up and dividend tax credit if the dividend recipient receives notice from the Corporation designating the dividend as an "eligible dividend".

For a Canadian Holder that is a corporation ("Corporate Canadian Holder"), the deemed dividend received pursuant to the sale of the Subco Common Shares will be included in computing the Corporate Canadian Holder’s income as a taxable dividend and will ordinarily be deductible in computing its taxable income.  To the extent that such a deduction is available, "private corporations" or "subject corporations" as defined in the Tax Act may be liable to pay refundable tax under Part IV of the Tax Act at a rate of 33 1/3% on the amount of the deemed dividend received in connection with the sale. Corporate Canadian Holders should consult their own tax advisors in this regard.

Taxation of Capital Gains and Losses

One-half of any capital gain (a "taxable capital gain") realized by a Canadian Holder in a taxation year will be included in the holder’s income for the year.  One-half of any capital loss (an "allowable capital loss") realized by the Canadian  Holder in a year may be deducted against taxable capital gains realized in the year.  Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back up to three taxation years or carried forward indefinitely and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.

If a Canadian Holder is a corporation, the amount of any capital loss arising from the disposition of a share will be reduced by the amount of dividends received or deemed to be received by the corporation (which would include the dividends deemed to be received under the Offer) on such share, to the extent and under circumstances specified by the Tax Act.  Similar rules apply where the corporation, directly or through a trust or partnership, is a member of a partnership or a beneficiary of a trust that owns shares.   Canadian Holders for whom these rules are relevant should consult their own tax advisors.

A Individual Canadian Holder (including certain trusts) who realizes a capital gain as a result of the Offer should consult his own tax advisors with respect to the "alternative minimum tax" rules set out in the Tax Act.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Canadian Corporate Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of net taxable capital gains and dividends or deemed dividends not deductible in computing taxable income.

Holders Not Resident in Canada

The following discussion applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable tax treaty, (i) is neither resident nor deemed to be resident in Canada and (ii) does not and is not deemed to use or hold his Preferred Shares in carrying on business in Canada (in each case a "Non-Canadian Holder").

Sale of the Preferred Shares to the Corporation

A Non-Canadian Holder whose Preferred Shares are sold for Subco Common Shares and the Nominal Cash Consideration pursuant to the Offer will be subject to tax under the Tax Act on any capital gain realized on the sale (as the Preferred Shares constitute "taxable Canadian property" as defined in the Tax Act), unless an applicable income tax treaty exempts the capital gain from tax under the Tax Act.  Any capital gain realized on the disposition of the Preferred Shares that is not exempt from tax under the Tax Act under an applicable tax treaty would generally be determined in the manner and subject to the tax treatment described above for Canadian Holders under "Sale of the Preferred Shares to the Corporation" and "Taxation of Capital Gains and Losses".  Non-Canadian Holders should consult their own tax advisors to determine their entitlement to relief under an applicable tax treaty based on their particular circumstances.

The reporting and withholding provisions of section 116 of the Tax Act will apply with respect to the sale of a Non-Canadian Holder’s Preferred Shares and the Corporation will be entitled to deduct or withhold an amount from any payment made to a Non-Canadian Holder.

Sale of the Subco Common Shares to the Corporation

Non-Canadian Holders whose Subco Common Shares are sold to the Corporation pursuant to the Offer will be deemed to receive a taxable dividend equal to the excess of the amount paid by the Corporation for the Subco Common Shares over their paid-up capital for income tax purposes. The paid-up capital of the Subco Common Shares for income tax purposes is nil. Such dividend will be subject to Canadian withholding tax at a rate of 25%, or such lower rate as may be provided under the terms of an applicable income tax treaty. Non-Canadian Holders should consult their own tax advisors to determine their entitlement to relief under an applicable tax treaty based on their particular circumstances.

Such Non-Canadian Holder whose Subco Common Shares are sold will also be considered to have disposed of his Subco Common Shares.  The proceeds of disposition of his Subco Common Shares will be equal to the amount paid by the Corporation less the amount deemed to be received by the Canadian Holder as a taxable dividend.  The Non-Canadian Holder will realize a capital loss on the disposition of the Subco Common Shares equal to the amount by which the Canadian Holder’s proceeds of disposition, net of any reasonable costs of disposition, are less than the adjusted cost base to the Canadian Holder of the Subco Common Shares immediately before the sale.  See "Taxation of Capital Gains and Losses" above for a general discussion of the treatment of capital losses under the Tax Act.

The reporting and withholding provisions of section 116 of the Tax Act will apply with respect to the sale of a Non-Canadian Holder’s Subco Common Shares and the Corporation will be entitled to deduct or withhold an amount from any payment made to a Non-Canadian Holder.

Legal Matters And Regulatory Approvals

ACE is not aware of any license or regulatory permit that is material to ACE's business that might be adversely affected by ACE's acquisition of Preferred Shares pursuant to the Offer or, except as noted below, of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition or ownership of Preferred Shares by ACE pursuant to the Offer and that has not been obtained on or before the date hereof. Should any such approval or other action be required, ACE currently contemplates that such approval will be sought or other action will be taken. ACE cannot predict whether it may determine that it must delay the acceptance for payment of Preferred Shares deposited pursuant to the Offer pending the outcome of any such matter.

There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to ACE's business.

The Offer is an "issuer bid" within the meaning of MI 61-101. MI 61-101 provides that, unless exempted, an issuer proposing to carry out an issuer bid is required to engage an independent valuator to prepare a valuation of the affected securities and provide to the holders of the affected securities a summary of such valuation. In connection with the Offer, ACE has obtained a formal valuation of the Preferred Shares from an independent valuator. See "Issuer Bid Circular - Valuation".

ACE's obligations under the Offer to take up and pay for Preferred Shares are subject to certain conditions. See "Offer to Purchase — Conditions of the Offer".

Source Of Funds

ACE will fund any purchases of Preferred Shares pursuant to the Offer from available cash on hand.

Depositary

ACE has appointed CIBC Mellon Trust Company to act as a depositary for, among other things, (i) the receipt of Preferred Shares and the related Letter of Transmittal pursuant to the procedures set forth in the Offer to Purchase under "Offer to Purchase — Procedure for Depositing Preferred Shares", (ii) the receipt from ACE of cash to be paid in consideration of the Preferred Shares acquired by ACE under the Offer, as agent for the depositing Holders and (iii) the transmittal of such cash to the depositing Holders, as agent for the depositing Holders. The Depositary may contact Holders by mail, telephone or facsimile and may request investment dealers, brokers and other nominee to forward materials relating to the Offer to beneficial owners of Preferred Shares.

Fees and Expenses

The Valuator was retained to provide a formal valuation of the fair market value of the Preferred Shares in accordance with MI 61-101. See "Issuer Bid Circular — Valuation". The Valuator will be paid a fee for the valuation report, based on hourly rates for professional time, plus administrative charges, disbursements and applicable taxes, and such fee is not contingent in any way on the conclusions in the valuation report or the outcome of the Offer.

ACE has retained CIBC Mellon Trust Company to act as the depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under Canadian provincial securities laws. ACE will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Preferred Shares pursuant to the Offer. Investment dealers, brokers and other nominees will, upon request, be reimbursed by ACE for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

No fee or commission will be payable by any Holder who deposits such Preferred Shares directly with the Depositary in connection with this Offer.

ACE is expected to incur expenses of approximately $400,000 in connection with the Offer, which includes filing fees, valuation fees, legal, translation, accounting, depositary and printing fees.

Each of the depositing Holders shall be responsible for its own costs and expenses incurred in connection with the Offer.

Statutory Rights

Securities legislation in the provinces and territories of Canada provides Holders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Holders. However, these rights must be exercised within prescribed time limits. Holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPENDIX 1 - VALUATION REPORT

Report to the Board of Directors of ACE Aviation Holdings Inc. December 10, 2008
Valuation as at December 9, 2008 of Convertible Preferred Shares

December 10, 2008

The Board of Directors
ACE Aviation Holdings Inc.
5100 de Maisonneuve Blvd. West
Montréal, Québec
H4A 3T2

Dear Sirs/Mesdames:

Re:	ACE Aviation Holdings Inc. Valuation as at December 9, 2008 of Convertible Preferred Shares

ACE Aviation Holdings Inc. ("ACE") continues to evaluate its strategic options and monitor the efficient use of its financial resources.  In this regard, we understand that ACE is considering a public offer to redeem all of its issued Convertible Preferred Shares (the "Convertible Preferred Shares").  If ACE proceeds with an offer, it will be by way of an issuer bid ("Issuer Bid").

1.0           ENGAGEMENT OF ERNST & YOUNG

Ernst & Young LLP ("EY") has been engaged, by ACE, to provide to the Board of Directors of ACE (the "ACE Board") an independent formal valuation (the "Formal Valuation"), setting out the fair market value of the Convertible Preferred Shares as at December 9, 2008 (the "valuation date").  The ACE Board will consider the Formal Valuation in evaluating the public offer for the Convertible Preferred Shares.

This report, setting out the Formal Valuation, is required in accordance with the requirements of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") and will, subject to EY’s consent as to form of disclosure, be appended to the Issuer Bid circular (the "Circular") which will accompany the Offer to Purchase (the "Offer"), dated December 11, 2008.

All dollar amounts are in Canadian funds, unless otherwise noted.

2.0           INDEPENDENCE OF ERNST & YOUNG

EY has developed this valuation on the basis of an independent review and analysis of the Convertible Preferred Shares.  The professional staff assigned to this engagement prepared this report acting independently and objectively.

We understand that for the purposes of this transaction, ACE is the only interested party, as that term is defined in MI 61-101.  In the context of MI 61-101, EY (including entities affiliated to EY):

▪	is not an insider, associate or affiliate of ACE;

▪	has not acted as an advisor to ACE in connection with the Offer;

▪	will be paid a fee for this Formal Valuation, based on hourly rates for professional time, and such fee is not contingent in any way on the conclusions herein or on the outcome of the Offer;

▪	has no financial interest in the outcome of the Offer;

▪	is not a manager, co-manager or member of a soliciting dealer group for the Offer;

▪	is not the external auditor of ACE;

▪	has provided and currently provides professional services to ACE and/or its affiliates in the ordinary course of its business, and the fees paid to EY are not material to EY; and

▪	in future, may provide professional services to ACE and/or its affiliates in the ordinary course of its business.

Having considered the above, EY is of the view that it is independent of ACE.

3.0           CREDENTIALS OF ERNST & YOUNG

EY is one of North America’s largest public accounting and professional services firms, providing advice on a wide range of merger, acquisition and other transactions, including providing valuation services and fairness opinions.

This Formal Valuation is in accordance with Companion Policy 61-101CP to MI 61-101 and is a "Comprehensive Valuation Report" as that term is defined in Standard 110 of the Canadian Institute of Chartered Business Valuators regarding Report Disclosure Standards and Recommendations.

4.0           SCOPE OF REVIEW

In connection with the Formal Valuation, EY has had discussions with the management of and advisors to ACE, and relied on, amongst other, the results of the following:

2

1.	Review of the operating structure of ACE from information provided by ACE management and from available public sources;

2.	Review of historical annual financial statements of ACE to December 31, 2007 and the interim financial results for the nine months ended September 30, 2008;

3.	Review of market trading prices in respect of ACE’s debt and equity securities;

4.	Review of the Summary Term Sheet for the Convertible Preferred Shares dated June 23, 2004;

5.	Review of a draft of the Offer and Circular dated December 8, 2008; and

6.	Review of comparable debt yield data in the process of developing factors relevant to estimating the fair market value of the Convertible Preferred Shares.

We are advised that to the knowledge of the directors and officers of ACE, no "prior valuations" (as defined in MI 61-101) regarding ACE, its securities or its material assets, have been prepared within the 24 months preceding the date of this report.

We received a letter of representation signed by Brian Dunne, Executive Vice President and Chief Financial Officer – ACE, on behalf of ACE management, confirming certain representations made to us, including a general representation that:

▪	ACE management has reviewed this report in draft form and have discussed it with us;

▪	As a result of the review of the draft report, ACE management did not observe any material errors or misstatements of fact;

▪	ACE management is satisfied with our explanations and the approach that we have adopted as set out herein; and

▪	ACE management has no information or knowledge not disclosed in this report that could reasonably be expected to alter our conclusions herein.

5.0           RESTRICTIONS AND LIMITATIONS

This valuation has been prepared for the specific purpose identified above and is not to be used in any other context without the express written consent of EY.  This valuation is developed as of a specific date and EY has not undertaken to update it to any other date.  Should information relevant to the valuation conclusions become available to EY subsequent to the date of this report, EY reserves the right, but will be under no obligation, to revise this report.

3

Senior officers of ACE have represented to us that the information provided to us is true and correct in all material respects as of the valuation date and that from that date to the date of this report there have been no changes in facts material to the conclusions herein.

We were provided with written information, oral information, and/or data in electronic form by others (including management).  EY has relied upon the completeness, accuracy and fair presentation of all of the financial and other information obtained by it from public sources, and from ACE and their advisors for purposes of this report.  We assume no responsibility for the information furnished to us.  This valuation is conditional upon the completeness and accuracy of such information.  Subject to the exercise of professional judgement and except as expressly described herein, we have not attempted to verify the completeness, accuracy or fair presentation of any of the information relied upon in this report.

This report is not, and should not be construed to be, a recommendation to a holder of Convertible Preferred Shares, or to others to take any course of action.  This report has been drafted solely for the purposes stated, it may not have considered issues relevant to third parties and EY shall have no responsibility whatsoever to any third party.  Any use a third party makes of this report is entirely at its own risk.

This report is subject to the limiting conditions set out in Appendix 1.

4

6.0           OVERVIEW OF ACE

ACE is a Canadian public company, with interests in Air Canada and Aero Technical Support & Services Holdings sarl.  The Variable Voting Shares and Voting Shares of ACE are listed on the Toronto Stock Exchange ("TSX") under the symbols "ACE.A" and "ACE.B", respectively.  ACE also has Senior Notes that are traded on the TSX under the symbols "ACE.NT.A".  The Convertible Preferred Shares are not listed for trading on an exchange.

Air Canada is Canada’s largest domestic and international airline and the largest provider of scheduled passenger services in the Canadian market, the Canada – U.S. transborder market and in the international market to and from Canada.  As of the valuation date, ACE held a 75% ownership interest in Air Canada.

ACE has a 27.8% interest in Aero Technical Support & Services Holdings sarl, an entity incorporated in Luxembourg which purchased the assets and conducts the business previously operated by ACTS LP. Through its subsidiaries, including Aveos Fleet Performance Inc. and Aeroman, it is a full service provider of airframe, engine, component and maintenance solutions with facilities in Montreal, Winnipeg, Vancouver and Toronto in Canada and San Salvador in El Salvador.

6.1	Historical Operating Results and Financial Position

Consolidated financial statements of ACE as filed with Canadian provincial securities regulators are publicly accessible through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

We understand that ACE expects to fund the purchase of the Convertible Preferred Shares under the Offer and the payment of related fees and expenses with cash on hand.  We are advised that as at December 9, 2008 ACE (on an unconsolidated basis) had approximately $811 million of cash on hand.

5

6.2	Historical Price and Trading Volumes – Variable Voting Shares

Historical share price (monthly average of closing prices) and trading volume of ACE’s Variable Voting Shares - ACE.A is set out below.

Year	2005	2006	2007	2008
Jan		$ 37.94	$ 34.12	$ 25.24
Feb		34.79	36.09	23.45
Mar	$ 37.90	32.65	32.40	21.51
Apr	36.41	31.92	31.00	19.76
May	35.84	32.72	28.13	20.85
Jun	40.83	31.73	26.40	20.27
Jul	39.92	29.91	27.09	11.94
Aug	38.38	29.61	24.44	11.00
Sep	37.16	32.75	25.33	9.15
Oct	32.51	36.64	28.99	6.28
Nov	35.91	37.45	28.08	3.94
Dec	38.09	36.23	28.20	2.72
Average	$ 37.30	$ 33.70	$ 29.19	$ 14.68
High	$ 40.83	$ 37.94	$ 36.09	$ 25.24
Low	$ 32.51	$ 29.61	$ 24.44	$ 2.72

Historical Trading Price - C$s
(Class A Variable Voting Shares)
45
40
35
30
25
20
15
10
5
-
Mar-05
Jul-05
Nov-05
Mar-06
Jul-06
Nov-06
Mar-07
Jul-07
Nov-07
Mar-08
Jul-08
Nov-08

Year	2005	2006	2007	2008
Jan		11,050	16,018	29,475
Feb		14,724	12,287	10,380
Mar	2,131	11,650	9,613	7,708
Apr	15,931	14,010	10,314	10,287
May	23,052	16,382	25,667	8,013
Jun	27,960	9,966	15,970	12,318
Jul	12,066	6,029	7,478	11,235
Aug	13,805	12,091	15,128	5,168
Sep	19,279	12,116	13,470	2,141
Oct	13,515	15,901	14,392	3,962
Nov	26,400	24,860	10,824	2,602
Dec	8,267	14,967	17,597	517
Average	16,241	13,645	14,063	8,651

Monthly Trading Volumes (in 000s)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
Mar-05
Jul-05
Nov-05
Mar-06
Jul-06
Nov-06
Mar-07
Jul-07
Nov-07
Mar-08
Jul-08
Nov-08

Source: Factiva and Bloomberg (March 31, 2005 to December 9, 2008)

On December 9, 2008, the closing price of ACE’s Variable Voting Shares - ACE.A on the TSX was $3.07.

As at September 30, 2008, the issued and outstanding Variable Voting Shares - ACE.A approximated 25.2 million shares, and Voting Shares - ACE.B approximated 9.7 million shares.  A larger number of Variable Voting Shares have traded since ACE shares commenced trading and on more than 95% of the trading days the closing price of Variable Voting Shares - ACE.A and Voting Shares - ACE.B varied from each other by +/- 1%; accordingly we have not set out a chart of share price and trading volume of ACE’s Voting Shares - ACE.B.

6

6.3	Historical Convertible Preferred Share Transactions

On September 30, 2004, ACE issued 12.5 million Convertible Preferred Shares at $20 per share to Promontoria Holding III B.V., an affiliate of Cerberus Capital Management L.P. (hereinafter referred to as "Cerberus Affiliate") for a total value of $250 million.

Subsequent to the original issue to the Cerberus Affiliate there have been a series of private transactions in the Convertible Preferred Shares (in January 2007, January 2008 and during November/ December 2008), including sales by the Cerberus Affiliate.  There is limited information available on the terms on which the Convertible Preferred Shares were sold in these transactions.  We note from a CIBC analyst report dated September 30, 2008 that the transactions in January 2008 were in the $26 to $28 range (at that time ACE shares were trading in the $23 to $25 range).

The ownership of 12.5 million Convertible Preferred Shares, representing a 25% fully diluted interest in ACE (assuming the Senior Notes do not convert) as at the valuation date is summarized below.

7

7.0	KEY TERMS OF THE CONVERTIBLE PREFERRED SHARES

The Convertible Preferred Shares were issued by ACE on September 30, 2004 and have the following relevant terms at the valuation date:

Maturity – September 30, 2014.

Voting and Participation – The holders of the Convertible Preferred Shares have a right to vote and participate on an as-converted basis with the common shareholders with respect to all distributions and dividends, spin-off, split-off, subscription rights or other offers made to common shareholders. Up to the valuation date the Convertible Preferred Shares have received distributions aggregating $17.05 per share ($1.85 on March 3, 2006, $6.84 on January 10, 2007, $4.62 on March 14, 2007 and $3.73 on May 11, 2007).

Board of Directors – At the date of issuance, Cerberus Affiliate had the right to appoint 3 of the 11 designated members to the ACE Board.  Thereafter, so long as Cerberus Affiliate holds between 50% and 75% of the Convertible Preferred Shares (as it did at the valuation date), Cerberus Affiliate maintains the right to appoint 2 individuals to the ACE Board, and if its ownership is between 25% and 50% Cerberus Affiliate is entitled to appoint 1 director.

Accretion – The face value of $20 per share of the Convertible Preferred Shares increases at a rate of 5% per annum, compounded semi-annually from the date of issue. At the valuation date the Fully Accreted Value is $24.60 per share.

Conversion Price – The Conversion Price is set at $26 up until September 30, 2011.  Thereafter, the Conversion Price is subject to the following adjustments:

I.
If the closing price of the Variable Voting Shares does not exceed the Fully Accreted Value of the Convertible Preferred Shares on at least 30 of the 100 trading days immediately prior to September 30, 2011, the Conversion Price is reduced by 3.75% on September 30, 2011.

II.
If the closing price of the Variable Voting Shares does not exceed the Fully Accreted Value of the Convertible Preferred Shares on at least 30 of the 100 trading days during each six month period after September 30, 2011, then on each six month anniversary after September 30, 2011, until September 30, 2014, the Conversion Price is reduced by 3.75%.

Conversion Rate: The Conversion Rate is calculated as the Fully Accreted Value at the conversion date (representing the face value plus the cumulative accretion to the conversion date) divided by the then applicable Conversion Price.

8

Optional Conversion by Shareholder – The Convertible Preferred Shares may be converted, at the option of the holder, into Variable Voting Shares (if the holder is not a Canadian) or into Voting Shares (if the holder is Canadian) at any time prior to September 30, 2014, based on the applicable Conversion Rate.

Optional Conversion by ACE: ACE may require the holder to convert at any time before maturity, if the common share price over any 30 consecutive days, prior to maturity, exceeds the then applicable Conversion Price by 175%.

Mandatory Conversion – The Convertible Preferred Shares will be required to convert into common shares based on the following:

I.
Within ten days after September 30, 2011, if the closing price of the Variable Voting Shares exceeds the Fully Accreted Value of the Convertible Preferred Shares on at least 30 of the 100 trading days immediately prior to September 30, 2011; and

II.
If the Convertible Preferred Shares have not been converted on or prior to September 30, 2011, on every six month anniversary after September 30, 2011 until September 30, 2014, the Convertible Preferred Shares will be subject to mandatory conversion if the closing price of the Variable Voting Shares exceeds the Fully Accreted Value of the Convertible Preferred Shares on at least 30 of the 100 trading days during such six month period.

Redemption by Shareholder – The holders of the Convertible Preferred Shares have the right to be redeemed, in cash, on September 30, 2014 at the Fully Accreted Value.

Liquidation Preference – In the event of any liquidation, dissolution or winding up of ACE, or at the option of the holder of the Convertible Preferred Shares, a merger, amalgamation, sale of substantially all the assets of ACE, or other similar transactions involving a change in control, the holders of the Convertible Preferred Shares shall be entitled to receive, prior and in preference to the holders of the Common Stock, an amount per Convertible Preference Share equal to the Fully Accreted Value of such Convertible Preferred Share (determined as at the date of the event).

9

8.0	VALUATION OF THE CONVERTIBLE PREFERRED SHARES

8.1	Definition of Value

The analysis herein considers the concept of fair market value, which is defined in Section 1.1 of MI 61-101 as "the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act".

Further, as articulated in Section 6.4 (2) (d) of MI 61-101, in determining fair market value we have not included a downward adjustment to reflect the lack of liquidity of the Convertible Preferred Shares, the effect of the Offer on the Convertible Preferred Shares, or the fact that the Convertible Preferred Shares do not form part of a controlling interest.

8.2	Components of the Convertible Preferred Shares

The Convertible Preferred Shares have two components of value: a principal payout on September 30, 2014 equal to the initial face value compounded semi-annually at 5% and a call on the equity of ACE through conversion.  At the valuation date, the value of the Convertible Preferred Shares resulting from a "call on equity" at a Conversion Price of $26 is negligible given ACE’s share price of $3.07.

8.3	Methodology and Approach

The Convertible Preferred shares have similar characteristics to a convertible bond in that a predetermined payoff (i.e. accretion), scheduled to occur on a specific date, incorporates a return on the initial investment and the conversion feature provides a call on equity.  Convertible bond valuation models exist that combine the Black-Scholes equation for valuing equity call options with a discounted bond cash flow calculation.  A simple version of this approach adds the present value of bond cash flows to the option value of the equity conversion option.  This calculation may be adapted to recognize the probability that the bond is not converted.  The primary weakness with this approach is the inability to value the possibility that the bond is converted prior to maturity and value effects of any embedded options, such as callability by the issuer and putability by the holder.

As a result of these considerations, we used a model described by Tsiveriotis and Fernandes (1998)1 to estimate the value of the Convertible Preferred Shares.  This model recognizes both the debt and equity components of a convertible preferred share, the possibility of early conversion, and the callability by the issuer.  The main idea behind this model is that the equity component and debt component of a convertible bond or share have different default risks.  The equity component has no default risk since the issuer can always issue its own stock, and thus the equity component should be discounted at the risk-free rate.  On the other hand, interest and principalpayments, and any put provisions depend on the issuer’s timely access to the required cash and thus expose the holder to credit risk; accordingly the debt component should be discounted at the risk-free rate plus a credit spread.

______________________________

1           Valuing Convertible Bonds with Credit Risk, the Journal of Fixed Income, September 1998, Pages 95-102.

10

8.4	Valuation Assumptions

In order to implement the calculations we applied the following assumptions as at the valuation date:

Maturity – September 30, 2014.

Accretion of Convertible Preferred Share Face Value – The initial face value of the Convertible Preferred Shares is compounded semi-annually at 5% per annum.  The final principal payout to the Convertible Preferred Shareholders on September 30, 2014, based on the Fully Accreted Value will be $32.78 per share.  The Fully Accreted Value as at December 9, 2008 is $24.60 per share.

Conversion Price and Conversion Rate – Each Convertible Preferred Share can be converted into common equity shares at any time before maturity based on the Conversion Price.  The Conversion Price is set at $26 from the valuation date to September 30, 2011, subject to a reduction of 3.75% on September 30, 2011 and every six months thereafter, under certain circumstances.

Forced Conversion by ACE – ACE may force conversion of the Convertible Preferred Shares if the common share price exceeds the then applicable Conversion Price by 175% at any time before maturity.  Moreover, ACE may force conversion on September 30, 2011 and every six months thereafter, on these specific dates, if the common share price exceeds the Fully Accreted Value of the Convertible Preferred Shares.

Current Share Price – $3.07, being the closing price of ACE’s Variable Voting Shares - ACE.A on December 9, 2008.

Volatility of the ACE Shares – 44% (rounded), based on daily closing prices of ACE’s Variable Voting Shares over a 3-Year period.  Volatilities over 2 and 1 year periods were 66% and 49% respectively

Credit Spread – At the valuation date, the Convertible Preferred Shares were not rated by any credit agency.  We estimated a credit spread of 17.2% per annum.  This is based on an observed average credit spread of 15.2%, from a sample of 6 publicly traded debt issues of US airline companies, plus an estimated premium of 2.0% for the Convertible Preferred Shares.

8.5	Valuation Calculations and Sensitivity Analysis Assuming No Wind-Up of ACE Prior to Maturity

Using the above assumptions, and in particular the current share price of $3.07, volatility of 44% and credit spread of 17.2%, we estimated the value of a Convertible Preferred Share to be approximately $11.97, implying an aggregate value of approximately $150 million for the 12.5 million Convertible Preferred Shares.

We evaluated the sensitivity of this amount to the assumed inputs in respect of volatility, current share price and credit spread.

We noted that the calculated result was not sensitive to a change in assumptions in respect of volatility and current share price.  For example, at 30% and 50% volatility the calculated value was approximately $11.65 (-2.67%) and

11

$12.17 (+1.67%), respectively; and at a share price of $2.00 and $4.00 the calculated value was approximately $11.71 (-2.17%) and $12.29 (+2.67%), respectively.

We calculated the sensitivity of a change in assumptions in respect of credit spread as follows: at a 15.2% and 19.2% credit spread (i.e. a 200bps change) the calculated value is approximately $13.15 (+9.86%) and $10.92 (-8.77%), respectively, implying aggregate values for the 12.5 million Convertible Preferred Shares of $164.4 million and $136.5 million, respectively.

In our view, in light of the low likelihood of an increase in ACE’s share price in the near future to a value such that the conversion option would be worth exercising, it is arguable that the Convertible Preferred Shares are similar to bonds.

8.6	Valuation Calculations and Sensitivity Analysis Assuming Wind-Up of ACE Prior to Maturity

We understand that ACE has been considering several possible ways to wind itself down.  As part of the terms relating to the Convertible Preferred Shares, in the event of a wind-up of ACE, the holders of the Convertible Preferred Shares will be entitled to receive the Fully Accreted Value as at that date, in preference to the holders of the common stock.

We note from the most recently released interim financial statement for the quarter ended September 30, 2008, and the earnings conference call thereafter on November 11, 2008, that ACE management has not put a definite timeline on the wind-up.

12

The following analysis assesses the bond like behaviour of the Convertible Preferred Shares, at the valuation date, under two scenarios:

I.	The Convertible Preferred Shares are held until maturity and redeemed at the Fully Accreted Value on September 30, 2014; and

II.	A wind-up of ACE will take place by the end of the third quarter of 2009 and the Convertible Preferred Shares receive a liquidation preference at their Fully Accreted Value.

The calculations are based on rates of return ranging from 16.6% to 20.6%, which in our view is not unreasonable given the difficulties faced by the airline industry (being a significant asset class of ACE), the current credit crisis faced by the financial markets, and the ranking of the Senior Notes of ACE ahead of the Convertible Preferred Shares.

13

9.0	CONCLUSION

In summary, EY’s calculated values for the Convertible Preferred Shares are as follows:

▪
Approximately $11.97 per share based on the Tsiveriotis and Fernandes model (or approximately $11.58 per share based on the bond like behavior of the Convertible Preferred Shares maturing on September 30, 2014 and with the equity conversion option having no value) assuming ACE will not be wound up prior to maturity of the Convertible Preferred Shares; and

▪	Approximately $22.31 per share based on the assumption that ACE will wind-up by September 30, 2009.

Based on our review and subject to the assumptions, restrictions and limitations provided herein, we conclude that the fair market value of each Convertible Preferred Share, at the valuation date ranges from approximately $19.75 to $20.75, or an approximate mid-point of $20.25.  In arriving at the approximate mid-point we assumed an 80% probability that ACE will wind-up in the near future and as a result the Convertible Preferred Shares will receive a distribution based on their liquidation preference.  The mid-point has been calculated as $22.31 x 80%, plus $11.97 x 20%.  We note that the mid-point implies approximately a 10% discount relative to the $22.31 amount, which assumes a 100% likelihood that ACE will wind-up by September 30, 2009.  We evaluated our conclusion using the Tsiveriotis and Fernandes model and note that the concluded amount of $20.25 per share implies a stock value per ACE share of $14.00 to $15.00, and a volatility of 35% to 60%. The aggregate amount in respect of the 12.5 million Convertible Preferred Shares, at the $20.25 mid-point, is $253.125 million.

EY believes that the analyses in this report must be considered as a whole and that any attempt to select portions of the analyses or factors considered herein would create an incomplete or misleading view of the conclusions set out herein.

Yours truly,

ERNST & YOUNG LLP

14

Appendix A

Schedule of Limiting Conditions

1.
Ernst & Young LLP ("EY") has prepared this report solely for the purpose stated, and it should not be used for any other purpose.  In carrying out our work, we have worked solely on the instructions of our client and this report has been drafted solely for its purposes.  Our report may not have considered issues relevant to third parties and EY shall have no responsibility whatsoever to any third party which obtains a copy of this report.  Any use such a third party may choose to make of this report is entirely at its own risk.

2.
Provision of valuation conclusions and/or recommendations and considerations of the issues described herein are areas of valuation practice for which we believe that we have knowledge and experience.  The services provided are limited to such knowledge and experience and do not represent audit, advisory or tax-related services that may otherwise be provided by EY or another Ernst & Young member firm.

3.
No investigation of the title to the subject company and subject assets has been made, and the ownership claims to the subject company and subject assets are assumed to be valid.  To the extent that EY’s services include assets, properties or business interests, EY shall assume no responsibility for matters of legal description or title, and EY shall be entitled to make the following assumptions: (i) title is good and marketable, (ii) there exist no liens or encumbrances, (iii) there is full compliance with all applicable government regulations and laws (including, without limitation, zoning regulations), and (iv) all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any government, private entity or organization have been or can be obtained or renewed for any use on which EY services are to be based.

4.
The value conclusions and/or recommendations contained herein are not intended to represent the values of the subject assets at any time other than the effective date that is specifically stated in this report.  Changes in market conditions could result in recommendations of value substantially different than those presented at the stated effective date.  We assume no responsibility for changes in market conditions or for the inability of the owner to locate a purchaser of the subject assets at the values stated herein.

5.	No responsibility is assumed for information furnished by others (including management), and such information is believed to be reliable.

6.
In the course of our analysis, we were provided with written information, oral information, and/or data in electronic form (e.g., computer diskettes), related to the structure, operation, and financial performance of the subject company and subject assets.  We have relied upon this information in our analyses and in the preparation of this report and have not independently verified its accuracy or completeness.

7.	Our report assumes full compliance with all applicable federal, provincial, local, and other zoning, usage, environmental and similar laws and regulations, unless otherwise stated.

8.
We assume no responsibility for any financial and tax reporting decisions, which are appropriately those of management.  It is our understanding that management accepts the responsibility for any financial

15

statement and tax reporting issues with respect to the assets covered by our analysis, and for the ultimate use of our analysis and report.

9.
EY, by reason of its services hereunder, is not required to furnish additional work or services, or to give testimony, or be in attendance in court with reference to the subject assets, properties, or business interest or to update any report, recommendation, analysis, conclusion or other document relating to its services for any events or circumstances unless arrangements acceptable to EY have been separately agreed upon with its client.

10.	We reserve the right (but will not be obligated) to revise this report in light of any relevant information that comes to our attention after the date of issuance.

16

APPROVAL AND CERTIFICATE OF 4422716 CANADA INC.

December 12, 2008

The Board of Directors of 4422716 Canada Inc. has approved the contents of the Offer to Purchase and the accompanying Issuer Bid Circular dated December 12, 2008, and the sending, communicating or delivery of the Offer to Purchase and the Issuer Bid Circular to the securityholders of ACE Aviation Holdings Inc. The Offer to Purchase and the Issuer Bid Circular contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(Signed) ROBERT A. MILTON Chairman, Chief Executive Officer and Director	(Signed) BRIAN DUNNE Chief Financial Officer and Director

(Signed) Sydney John Isaacs Senior Vice President, Corporate Development and Director

A-1

APPROVAL AND CERTIFICATE OF ACE AVIATION HOLDINGS INC.

December 12, 2008

The Board of Directors of ACE Aviation Holdings Inc. ("ACE") has approved the contents of the Offer to Purchase and the accompanying Issuer Bid Circular dated December 12, 2008, and the sending, communicating or delivery of the Offer to Purchase and the Issuer Bid Circular to the securityholders of ACE. The Offer to Purchase and the Issuer Bid Circular contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(Signed) ROBERT A. MILTON Chairman, President and Chief Executive Officer	(Signed) BRIAN DUNNE Executive Vice-President and Chief Financial Officer
On behalf of the Board of Directors:
(Signed) ROBERT E. BROWN Director	(Signed) RICHARD H. McCOY Director

A-2

CONSENT OF STIKEMAN ELLIOTT LLP

TO: The Board of Directors of ACE Aviation Holdings Inc ("ACE") and 4422716 Canada Inc.

We consent to the reference to our opinion contained under "Income Tax Considerations" in the Issuer Bid Circular dated December 12, 2008 of 4422716 Canada Inc., a wholly-owned subsidiary of ACE in connection with its offer to the holders of convertible preferred shares of ACE, and the inclusion of the foregoing opinion in the Issuer Bid Circular.

December 12, 2008

(Signed) Stikeman Elliott LLP

CONSENT OF VALUATOR

TO: The Board of Directors of ACE Aviation Holdings Inc. and 4422716 Canada Inc.

We refer to the formal valuation entitled "Report to the Board of Directors of ACE Aviation Holdings Inc. - Valuation as at December 9, 2008 of Convertible Preferred Shares" dated December 10, 2008 (the "Formal Valuation") which we prepared for ACE Aviation Holdings Inc. ("ACE") in connection with the Offer dated December 12, 2008 made by 4422716 Canada Inc., a wholly-owned subsidiary of ACE to the holders of ACE's convertible preferred shares (the "Preferred Shares"). We hereby consent to the filing of the Formal Valuation with the securities regulatory authorities, the inclusion of the Formal Valuation as Appendix 1 of the Circular dated December 12, 2008 (the "Circular") accompanying the Offer made by ACE to the holders of Preferred Shares,  the references to our Formal Valuation in the Circular and the inclusion of a summary of the Formal Valuation in the Circular.

December 12, 2008

(Signed) Ernst & Young LLP

C-1

The Letter of Transmittal, certificates for Preferred Shares and any other required documents must be sent or delivered by each depositing holder or the depositing holder's broker, commercial bank, trust company or other nominee to the Depositary at one of its addresses specified below.

Offices of the Depositary, for this Offer:

CIBC MELLON TRUST COMPANY

By Mail or Registered Mail

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4

Attention: Corporate Restructures

Telephone: (416) 643-5500
Toll Free: 1 (800) 387-0825
Email: inquiries@cibcmellon.com

By Hand or Courier

Montreal CIBC Mellon Trust Company 2001 University Street Suite 1600 Montreal, Québec H3A 2A6 Attention: Corporate Restructures	Toronto CIBC Mellon Trust Company 199 Bay Street Commerce Court West – Securities Level Toronto, Ontario M5L 1G9 Attention: Corporate Restructures

Any questions or requests for assistance may be directed to the Depositary at the addresses and telephone numbers specified above. Holders may also contact their broker, commercial bank or trust company for assistance concerning the Offer. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary. Manually executed photocopies of the Letter of Transmittal will be accepted.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE Aviation Holdings Inc.
(Registrant)
Date:	December 12, 2008	By:	/s/ Brian Dunne
Name: Brian Dunne Title: Executive Vice-President and Chief Financial Officer